SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Half Yearly Report 2011 - Part 2 - IFRS

STATUTORY BASIS RESULTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED INCOME STATEMENT
	Half year		Half year	Full year
	2011 £m		2010 £m	2010 £m
Earned premiums, net of reinsurance	12,930		11,256	24,211
Investment return (note J)	7,750		5,027	21,769
Other income	923		754	1,666
Total revenue, net of reinsurance	21,603		17,037	47,646
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance (note K)	(17,590)		(13,650)	(40,518)
Acquisition costs and other expenditure (note I)	(2,615)		(2,654)	(4,799)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(140)		(129)	(257)
Total charges, net of reinsurance	(20,345)		(16,433)	(45,574)
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	1,258		604	2,072
Tax charge attributable to policyholders' returns	(94)		(11)	(611)
Profit before tax attributable to shareholders (note C)	1,164		593	1,461
Tax charge (note L)	(395)		(160)	(636)
Less: tax attributable to policyholders' returns	94		11	611
Tax charge attributable to shareholders' returns** (note L)	(301)		(149)	(25)
Profit for the period***	863		444	1,436
Attributable to:
Equity holders of the Company	861		442	1,431
Non-controlling interests	2		2	5
Profit for the period	863		444	1,436

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:*** (note M)
Basic	34.0	p	17.5 p	56.7 p
Diluted	33.9	p	17.5 p	56.6 p
*This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. The half year 2010 and full year 2010 profit before tax are stated after £377 million of pre-tax costs of the terminated AIA transaction. See note G.

**The full year 2010 tax charge attributable to shareholders' returns included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

***All profit is from continuing operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half year 2011 £m	Half year 2010 £m	Full year 2010 £m

Profit for the period	863	444	1,436

Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	(70)	315	217
Related tax	(5)	(8)	34
	(75)	307	251

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the period	287	1,123	1,170
Deduct net (gains) / add back net losses included in the income statement on disposal and impairment	(50)	21	51
Total (note V)	237	1,144	1,221
Related change in amortisation of deferred income and acquisition costs	(97)	(510)	(496)
Related tax	(49)	(215)	(247)
	91	419	478

Other comprehensive income for the period, net of related tax	16	726	729

Total comprehensive income for the period	879	1,170	2,165

Attributable to:
Equity holders of the Company	877	1,168	2,160
Non-controlling interests	2	2	5
Total comprehensive income for the period	879	1,170	2,165

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 June 2011
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the period	-	-	861	(75)	91	877	2	879
Dividends	-	-	(439)	-	-	(439)	-	(439)
Reserve movements in respect of share-based payments	-	-	25	-	-	25	-	25

Share capital and share premium
New share capital subscribed	-	15	-	-	-	15	-	15

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	(10)	-	-	(10)	-	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	2	-	-	2		2
Net increase (decrease) in equity	-	15	439	(75)	91	470	2	472

At beginning of period	127	1,856	4,982	454	612	8,031	44	8,075
At end of period	127	1,871	5,421	379	703	8,501	46	8,547

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 June 2010
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the period	-	-	442	307	419	1,168	2	1,170
Dividends	-	-	(344)	-	-	(344)	-	(344)
Reserve movements in respect of share-based payments	-	-	15	-	-	15	-	15
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	3	3

Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	-	39	-	-	-	39	-	39
Reserve movements in respect of shares issued in lieu of cash dividends	-	(26)	26	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	8	-	-	8	-	8
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	4	-	-	4	-	4
Net increase in equity	-	13	151	307	419	890	5	895

At beginning of period	127	1,843	3,964	203	134	6,271	32	6,303
At end of period	127	1,856	4,115	510	553	7,161	37	7,198

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2010
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the year	-	-	1,431	251	478	2,160	5	2,165
Dividends	-	-	(511)	-	-	(511)	-	(511)
Reserve movements in respect of share-based payments	-	-	37	-	-	37	-	37
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	7	7

Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	-	75	-	-	-	75	-	75
Reserve movements in respect of shares issued in lieu of cash dividends	-	(62)	62	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	(4)	-	-	(4)	-	(4)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	3	-	-	3	-	3
Net increase in equity	-	13	1,018	251	478	1,760	12	1,772

At beginning of year	127	1,843	3,964	203	134	6,271	32	6,303
At end of year	127	1,856	4,982	454	612	8,031	44	8,075

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	30 Jun	30 Jun	31 Dec
	2011 £m	2010 £m	2010 £m
Assets

Intangible assets attributable to shareholders:
Goodwill(note Q)	1,469	1,465	1,466
Deferred acquisition costs and other intangible assets(note R)	4,773	4,028	4,609
Total	6,242	5,493	6,075

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	169	124	166
Deferred acquisition costs and other intangible assets	93	110	110
Total	262	234	276
Total	6,504	5,727	6,351

Other non-investment and non-cash assets:
Property, plant and equipment	761	382	612
Reinsurers' share of insurance contract liabilities	1,334	1,369	1,344
Deferred tax assets (note L)	2,120	2,691	2,188
Current tax recoverable	384	575	555
Accrued investment income	2,460	2,559	2,668
Other debtors	1,638	1,467	903
Total	8,697	9,043	8,270

Investments of long-term business and other operations:
Investment properties	10,965	11,360	11,247
Investments accounted for using the equity method	71	9	71
Financial investments*:
Loans (note T)	9,017	9,587	9,261
Equity securities and portfolio holdings in unit trusts	91,037	71,775	86,635
Debt securities (note U)	117,213	113,334	116,352
Other investments	6,121	6,768	5,779
Deposits	10,858	9,766	9,952
Total	245,282	222,599	239,297

Properties held for sale	394	3	257
Cash and cash equivalents	8,589	6,040	6,631
Total assets (note O)	269,466	243,412	260,806
*Included within financial investments are £8,744 million, £9,774 million and £8,708 million of lent securities as at 30 June 2011, 30 June 2010 and 31 December 2010, respectively.

	30 Jun	30 Jun	31 Dec
	2011 £m	2010 £m	2010 £m
Equity and liabilities

Equity
Shareholders' equity	8,501	7,161	8,031
Non-controlling interests	46	37	44
Total equity	8,547	7,198	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Z)	221,432	198,913	214,727
Unallocated surplus of with-profits funds(note Z)	10,872	10,066	10,253
Total	232,304	208,979	224,980

Core structural borrowings of shareholder-financed operations:
Subordinated debt	3,044	2,767	2,718
Other	954	715	958
Total (note W)	3,998	3,482	3,676

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note X)	2,912	3,234	3,004
Borrowings attributable to with-profits operations (note X)	1,440	1,313	1,522

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,537	3,222	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,203	2,667	3,372
Deferred tax liabilities (note L)	4,194	4,115	4,224
Current tax liabilities	876	1,272	831
Accruals and deferred income	585	555	707
Other creditors	2,599	3,246	2,321
Provisions	587	641	729
Derivative liabilities	2,385	2,033	2,037
Other liabilities	1,299	1,455	1,129
Total	20,265	19,206	19,549
Total liabilities	260,919	236,214	252,731
Total equity and liabilities (note O)	269,466	243,412	260,806

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	Half year	Half year	Full year
	2011 £m	2010 £m	2010 £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)(note (i))	1,258	604	2,072
Changes in operating assets and liabilities (note (ii))	872	516	(136)
Other items (note (iii))	75	167	12
Net cash flows from operating activities	2,205	1,287	1,948
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(42)	(22)	(89)
Acquisition of subsidiaries, net of cash balance (note (iv))	(41)	(101)	(145)
Net cash flows from investing activities	(83)	(123)	(234)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and W):
Issue of subordinated debt, net of costs	340	-	-
Bank loan	-	-	250
Interest paid	(137)	(131)	(251)
With-profits operations (notes (vi) and X):
Interest paid	(4)	(4)	(9)
Equity capital (note (vii)):
Issues of ordinary share capital	15	13	13
Dividends paid	(439)	(318)	(449)
Net cash flows from financing activities	(225)	(440)	(446)
Net increase in cash and cash equivalents	1,897	724	1,268
Cash and cash equivalents at beginning of period	6,631	5,307	5,307
Effect of exchange rate changes on cash and cash equivalents	61	9	56
Cash and cash equivalents at end of period	8,589	6,040	6,631

Notes
(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	The adjusting items to profit before tax included within changes in operating assets and liabilities are as follows:

	Half year	Half year	Full year
	2011 £m	2010 £m	2010 £m
Other non-investment and non-cash assets	(872)	(997)	(1,161)
Investments	(6,984)	(5,278)	(24,594)
Policyholder liabilities (including unallocated surplus)	8,530	6,086	24,287
Other liabilities (including operational borrowings)	198	705	1,332
Changes in operating assets and liabilities	872	516	(136)

(iii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts and tax paid.

(iv)	The acquisition of subsidiaries in half year 2011 related to the PAC with-profits fund’s purchase of two venture investments with an outflow of £41m.
The acquisition of United Overseas Bank Life Assurance Limited (UOB) in 2010 resulted in an outflow of cash from investing activities of £133 million in the 12 months ended 31 December 2010 (30 June 2010: £101 million). The remaining outflow of £12 million in full year 2010 related to the PAC with-profits fund’s purchase of Meterserve.
(v)
Structural borrowings of shareholder-financed operations comprise core debt of the parent company, PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vii)	Cash movements in respect of equity capital in 2010 exclude scrip dividends. The scrip dividend alternative has been replaced by the Dividend Re-investment Plan (DRIP) from the 2010 final dividend.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A	Basis of preparation and audit status

These condensed consolidated interim financial statements for the six months ended 30 June 2011 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2011, there were no unendorsed standards effective for the period ended 30 June 2011 affecting the condensed consolidated financial statements, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2011 and 2010 half years are unaudited. The 2010 full year IFRS basis results have been derived from the 2010 statutory accounts. The auditors have reported on the 2010 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The additional information shown in notes 1 to 7 is also unaudited.

B	Significant accounting policies

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2010, except for the adoption of the new accounting pronouncements in 2011 as described below.

Accounting pronouncements adopted in 2011
The Group has adopted the following accounting pronouncements in 2011 but their adoption has had no material impact on the results and financial position of the Group:
•	Improvements to IFRSs (2010), which includes minor changes to six IFRSs;
•	Amendments to IAS 24, ‘Related party disclosures’;
•	Amendments to IFRIC 14, ‘Prepayment of a minimum funding requirement’; and
•	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’.

This is not intended to be a complete list of accounting pronouncements effective in 2011 as only those that could have an impact upon the Group’s financial statements have been discussed.

C	Segment disclosure – income statement

	Half year 2011	Half year 2010 (note (i))	Full year 2010
	£m	£m	£m
Asian operations
Insurance operations (note E(i))	326	262	536
Development expenses	(2)	(3)	(4)
Total Asian insurance operations after development expenses	324	259	532
Asian asset management	43	36	72
Total Asian operations	367	295	604

US operations
Jackson (US insurance operations) (notes (i) and E(ii))	368	327	833
Broker-dealer and asset management	17	15	22
Total US operations	385	342	855

UK operations
UK insurance operations:
Long-term business (note E(iii))	332	307	673
General insurance commission (note (ii))	21	23	46
Total UK insurance operations	353	330	719
M&G	199	143	284
Total UK operations	552	473	1,003
Total segment profit	1,304	1,110	2,462

Other income and expenditure
Investment return and other income	5	5	30
Interest payable on core structural borrowings	(140)	(129)	(257)
Corporate expenditure(note I)	(116)	(113)	(220)
Charge for share-based payments for Prudential schemes (note (iii))	(2)	(3)	(3)
Total	(253)	(240)	(450)
RPI to CPI inflation measure change on defined benefit pension schemes(note (iv))	42	-	-
Solvency II implementation costs	(27)	(22)	(45)
Restructuring costs (note (v))	(8)	(3)	(26)
Operating profit based on longer-term investment returns (note (i))	1,058	845	1,941
Short-term fluctuations in investment returns on shareholder-backed business (note F)	113	149	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vi))	(7)	(24)	(10)
Costs of terminated AIA transaction (note G)	-	(377)	(377)
Gain on dilution of holding in PruHealth (note H)	-	-	30
Profit from continuing operations before tax attributable to shareholders	1,164	593	1,461

	Half year 2011	Half year 2010	Full year 2010
Basic EPS based on operating profit after tax and non-controlling interests*(note M)	32.2p	25.4p	62.0p
Basic EPS based on total profit after tax and non-controlling interests(note M)	34.0p	17.5p	56.7p
* Excludes exceptional tax in full year 2010 (see note M).

Notes
(i)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. The effect of this change is explained below.

(ii)
UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iii)	The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.
(iv)
During the first half of 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government’s decision to replace the basis of indexation from RPI with CPI. This resulted in a credit to the operating profit before tax of £42 million.

(v)	Restructuring costs comprise amounts incurred in the UK business defined as covered for EEV reporting purposes.
(vi)
The shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

The Group’s operating segments determined in accordance with IFRS 8, are as follows:
Insurance operations
–     Asia
–     US (Jackson)
–     UK

Asset management operations
–     M&G
–     Asian asset management
–     US broker-dealer and asset management (including Curian)

Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group’s holding in PruHealth. In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. There is no change to total profit for continuing operations before tax attributable to shareholders arising from this altered treatment. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests.

Segment results that are reported to the Group Executive Committee (GEC) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asian Regional Head Office.

For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

(a)       Debt and equity securities
Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the RMR charge is most significant is Jackson National Life.

Jackson has used the ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) for mortgage-backed securities (MBS) to determine the average annual RMR. These were developed by external third parties; PIMCO (for RMBS) and from the second half of 2010 BlackRock Solutions (for CMBS), and are considered by management more relevant information for the MBS securities concerned than using ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO). For other securities Jackson uses ratings by NRSRO.

(b)       US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

•	Fair value movements for equity-based derivatives;
•
Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) "not for life" and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance;

•	Movements in accounts carrying value of GMDB and GMWB "for life" liabilities;
•	Fee assessment, and claim payments, in respect of guarantee liabilities; and
•	Related changes to amortisation of deferred acquisition costs for each of the above items.

As noted above the results for the six months ended 30 June 2010 have been amended to adopt this new presentation relating to value movements for Jackson’s variable and fixed index annuity business. The new presentation was adopted to remove accounting volatility caused by a mismatch in the accounting treatment of derivative assets versus embedded derivative insurance liabilities, that was not representative of the underlying economic result of Jackson. For previous reporting of the half year 2010 results, all of the above items were included in operating profit based on longer-term investment returns with two exceptions. The exceptions were for the effect of GMIB reinsurance and movements in carrying values of free standing derivatives and embedded derivatives arising from changes in the level of observed implied equity volatility and changes in the discount rate applied from year to year. Previously, for the purposes of determining operating profit based on longer-term investment returns, the charge for these features was determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves with the movement relating to the change in difference in longer-term and current rates being included in short-term fluctuations. No changes have been made in respect of these exceptions and both remain in short-term fluctuations in investment returns.

The change to the results for half year 2010 reflects management’s IFRS 8 segment measure. Within the supplementary analysis of profit, the change is presentational only. It has no impact on profit before tax or shareholders’ equity. The impact of this change to the results for half year 2010 is as follows:

	Half year ended 30 June 2010
	Previous basis	Change	Revised basis
	£m	£m	£m
Operating profit based on longer-term investment returns
Jackson	450	(123)	327
Rest of Group	518	-	518
Total	968	(123)	845
Short-term fluctuations in investment returns on shareholder-backed business	26	123	149
Shareholders' share of actuarial and other gains and loss on defined benefit pension schemes	(24)	-	(24)
Costs of terminated AIA transaction	(377)	-	(377)
Profit from continuing operations before tax attributable to shareholders	593	-	593

US operations – Embedded derivatives for variable annuity guarantee features
The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for under IFRS using ‘grandfathered’ US GAAP in accordance with FASB ASC Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1). As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)       Other derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting as grandfathered under IFRS 4 does not reflect the economic features being hedged).

Value movements for Jackson’s equity-based derivatives and variable and fixed index annuity product embedded derivatives were in prior periods included in operating profits based on longer-term investment returns. These value movements, which are variable in nature, have been included in short-term fluctuations and half year 2010 comparatives have been adjusted accordingly.

There are two exceptions to the basis described above in sections (a) to (c) for determining operating results based on longer-term investment returns. These are for:

–
Unit-linked and US variable annuity business. For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

–
Assets covering non participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(d)       Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)       Asia
•	Vietnamese participating business
For the participating business in Vietnam the liabilities include policyholders’ interest in investment appreciation and other surplus.  Bonuses paid in a reporting period and accrued policyholders’ interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders’ interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

•	Non-participating business
Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

•	Guaranteed Minimum Death Benefit (GMDB) product features
For unhedged GMDB liabilities accounted for under IFRS using ‘grandfathered’ US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services – Insurance – Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company’s segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)       UK shareholder-backed annuity business
With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)  Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above.  Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Additional segmental analysis of revenue
The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:
	Half year 2011
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	3,568	6,664	2,872	(10)	13,094
Asset management	129	332	448	(152)	757
Unallocated corporate	-	-	2	-	2
Intragroup revenue eliminated on consolidation	(41)	(35)	(86)	162	-
Total revenue from external customers	3,656	6,961	3,236	-	13,853

	Half year 2010
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	3,009	5,676	2,733	(6)	11,412
Asset management	120	295	322	(146)	591
Unallocated corporate	-	-	7	-	7
Intragroup revenue eliminated on consolidation	(36)	(32)	(84)	152	-
Total revenue from external customers	3,093	5,939	2,978	-	12,010

	Full year 2010
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	6,373	11,710	6,476	(10)	24,549
Asset management	248	597	768	(314)	1,299
Unallocated corporate	-	-	29	-	29
Intragroup revenue eliminated on consolidation	(77)	(72)	(175)	324	-
Total revenue from external customers	6,544	12,235	7,098	-	25,877

Revenue from external customers is made up of the following:
			Half year	Half year	Full year
			2011 £m	2010 £m	2010 £m
Earned premiums, net of reinsurance			12,930	11,256	24,211
Fee income from investment contract business and asset management (presented as ‘Other income’)			923	754	1,666
Total revenue from external customers			13,853	12,010	25,877

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G and the Asian and US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intragroup fees included within asset management revenue were earned by the following asset management segment:

			Half year 2011 £m	Half year 2010 £m	Full year 2010 £m

Intragroup revenue generated by:
M&G			76	78	165
Asia			41	36	77
US broker-dealer and asset management (including Curian)			35	32	72
Total intragroup fees included within asset management segment			152	146	314

In 2011, the remaining £10 million (half year 2010: £6 million; full year 2010: £10 million) of intragroup revenue was recognised by UK insurance operations. These services are typically charged as a percentage of funds under management.

Revenue from external customers of Asian, US and UK insurance operations shown above are net of outwards reinsurance premiums of £79 million, £37 million, and £62 million respectively (half year 2010: £73 million, £42 million and £62 million respectively; full year 2010: £146 million, £83 million and £128 million respectively).

D	Profit before tax – Asset management operations

The profit included in the income statement in respect of asset management operations is as follows:

	M&G	US	Asia(note(v))	Half year	Half year	Full year
	£m	£m	£m	2011 £m	2010 £m	2010 £m
Revenue, (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	546	125	131	802	573	1,423
Revenue of consolidated investment funds(note (i))	18	-	-	18	26	11
NPH broker-dealer fees(note (ii))	-	207	-	207	185	369
Gross revenue	564	332	131	1,027	784	1,803
Charges, (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(338)	(108)	(88)	(534)	(383)	(1,003)
Charges of consolidated investment funds(note (i))	(18)	-	-	(18)	(26)	(11)
NPH broker-dealer fees(note (ii))	-	(207)	-	(207)	(185)	(369)
Gross charges	(356)	(315)	(88)	(759)	(594)	(1,383)
Profit before tax	208	17	43	268	190	420
Comprising:
Operating profit based on longer-term investment returns(note (iii))	199	17	43	259	194	378
Short-term fluctuations in investment returns (note (iv))	13	-	-	13	12	47
Shareholder’s share of actuarial gains and losses on defined benefit pension schemes	(4)	-	-	(4)	(16)	(5)
Profit before tax	208	17	43	268	190	420

Notes
(i)
The investment funds are managed on behalf of third-parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains (losses) in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax.

(ii)	NPH broker-dealer fees represents commissions received, which are then paid on to the writing broker on sales of investment products.
(iii)	M&G operating profit based on longer-term investment returns:

	Half year	Half year	Full year
	2011 £m	2010 £m	2010 £m
Asset management fee income	350	298	612
Other income	1	1	3
Staff costs	(133)	(122)	(263)
Other costs	(61)	(58)	(123)
Underlying profit before performance-related fees	157	119	229
Performance-related fees	15	3	17
Operating profit from asset management operations	172	122	246
Operating profit from Prudential Capital	27	21	38
Total M&G operating profit based on longer-term investment returns	199	143	284

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations) of £71 million (half year 2010: £55 million; full year 2010: £136 million) and commissions which have been netted off in arriving at the fee income of £350 million (half year 2010: £298 million; full year 2010: £612 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iv)	Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised value movements on Prudential Capital’s bond portfolio.
(v)	Included within Asian asset management revenue and charges are £30 million of commissions (half year 2010: £29 million; full year 2010: £60 million).

E	Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)	Asian insurance operations
In half year 2011, IFRS operating profit based on longer-term investment returns for Asian insurance operations included a net £25 million credit arising from a small number of items that are not anticipated to reoccur in future periods.

In 2010, one-off changes were made in the first six months to reserving assumptions which resulted in a release from liabilities of £19 million.

(ii)       US insurance operations
Accelerated amortisation of deferred acquisition costs
Jackson National Life has consistently applied its basis of amortising deferred acquisition costs. The basis involves a mean reversion technique for dampening the effects of short-term market movements on expected gross profits, against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns there is a charge or credit for accelerated or decelerated amortisation. For half year 2011 there was a charge for accelerated amortisation of £82 million (half year 2010: £67 million; full year 2010: £11 million). Further details are explained in note R.

(iii)	UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:
(a)	the expected level of future defaults;
(b)	the credit risk premium that is required to compensate for the potential volatility in default levels;
(c)	the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and
(d)	the mark-to-market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.
The sum of (c) and (d) is often referred to as ‘liquidity premium’.

The allowance for credit risk is calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk is supplemented by a short-term allowance to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short-term might be higher than the long-term assumptions.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2011, 30 June 2010 and 31 December 2010, based on the asset mix at the relevant balance sheet date are shown below.

30 June 2011	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	151	-	151
Credit risk allowance
Long-term expected defaults (note (ii))	16	-	16
Long-term credit risk premium (note (iii))	10	-	10
Short-term allowance for credit risk (note (iv))	41	(25)	16
Total credit risk allowance	67	(25)	42
Liquidity premium	84	25	109

30 June 2010	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	173	-	173
Credit risk allowance
Long-term expected defaults (note (ii))	17	-	17
Long-term credit risk premium (note (iii))	11	-	11
Short-term allowance for credit risk (note (iv))	39	(25)	14
Total credit risk allowance	67	(25)	42
Liquidity premium	106	25	131

31 December 2010	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	160	-	160
Credit risk allowance
Long-term expected defaults (note (ii))	16	-	16
Long-term credit risk premium (note (iii))	10	-	10
Short-term allowance for credit risk (note (iv))	42	(26)	16
Total credit risk allowance	68	(26)	42
Liquidity premium	92	26	118

Notes
(i)	Bond spread over swap rates reflect market observed data.
(ii)
For the valuations prior to 31 December 2010, long-term expected defaults were derived by applying Moody’s data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held was based on external credit rating and for this purpose the credit rating assigned to each asset held was the lowest credit rating published by Moody’s, Standard and Poor’s and Fitch.

From the 31 December 2010 valuation onwards, long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used has been revised from the lowest credit rating to the second highest credit rating published by Moody’s, Standard and Poor’s and Fitch.
(iii)
For the valuations prior to 31 December 2010, the long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody’s data from 1970 to 2004 to the annuity asset portfolio. From the 31 December 2010 valuation onwards, the long-term credit risk premium is derived from Moody’s data from 1970 to 2009.

The combined effect of this change and the changes described in (ii) above as at 31 December 2010 was neutral on the long-term credit risk allowance for PRIL.
(iv)
The movements in the short-term allowance for credit risk assumed in the Pillar 1 solvency valuations reflected events in the period, namely the impact of credit migration, the decision not to release favourable default experience, new business and asset trading amongst other items. This is demonstrated by the analyses below.

The very prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’. IFRS default assumptions are therefore set between the EEV and Pillar I assumptions.

Movement in the credit risk allowance for PRIL in the six months ended 30 June 2011

The movement in the first half of 2011 of the average basis points allowance for PRIL on IFRS basis is as follows:

				IFRS
				(bps)
				Long term	Short term	Total

Total allowance for credit risk at 31 December 2010				26	16	42
Credit downgrades				1	(1)	-
Retention of surplus from favourable default experience				-	1	1
Asset trading				(1)	(1)	(2)
New business				-	-	-
Other				-	1	1
Total allowance for credit risk at 30 June 2011				26	16	42

The reserves for credit risk allowance at 30 June 2011 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis			IFRS
	Long term	Short term	Total	Long term	Short term	Total
	£bn	£bn	£bn	£bn	£bn	£bn

PRIL	0.6	1.0	1.6	0.6	0.4	1.0
PAC non-profit sub-fund	0.1	0.1	0.2	0.1	0.0	0.1
Total	0.7	1.1	1.8	0.7	0.4	1.1

Mortality and other assumption changes

Half year 2011 and half year 2010
There were no changes in mortality and other assumptions that had a material impact on the half year 2011 and half year 2010 results of the UK Insurance operations

Full year 2010
Prior to 31 December 2010, Prudential's annuity business liabilities were determined using the Continuous Mortality Investigation (‘CMI’) medium cohort projections with a floor. In November 2009 a new mortality projection model was released by the CMI.

The new model was applied in determining the 31 December 2010 valuation results with calibration to reflect an appropriate view of future mortality improvement. In recognition of the trend in assumed mortality improvements the Company had in previous years included margins in its annuity liabilities. In determining the results for the year ended 31 December 2010 the appropriate level of these margins was reassessed.

The net effect of applying the new model, releases of margins, and changes to other related mortality assumption for shareholder-backed business was a credit of £8 million in the full year 2010 results. With a £38 million benefit from altered expense assumptions the overall credit for shareholder-backed business in full year 2010 was £46 million.

F	Short-term fluctuations in investment returns on shareholder-backed business

	Half year	Half year	Full year
	2011 £m	2010* £m	2010 £m
Insurance operations:
Asia (note (ii))	14	41	114
US (note (iii))	27	3	(378)
UK (notes (iv))	44	93	116
Other operations
– Other (note (v))	28	12	25
Total(note (i))	113	149	(123)
*
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

Notes
(i)	General overview of defaults
The Group did not experience any defaults on its shareholder-backed debt securities portfolio in half year 2011 (2010: none).
(ii)	Asian insurance operations
The fluctuations for Asian insurance operations of positive £14 million in half year 2011 (half year 2010: £41 million; full year 2010: £114 million) include a £26 million unrealised gain (half year 2010: £4 million; full year 2010: £30 million) on the Group’s 8.66 per cent stake in China Life Insurance Company of Taiwan.
(iii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Half year	Half year	Full year
	2011 £m	2010* £m	2010 £m
Short-term fluctuations relating to debt securities:
Charges in the period(note (a))
Defaults	-	-	-
Losses on sales of impaired and deteriorating bonds	(2)	(100)	(99)
Bond write downs	(14)	(64)	(124)
Recoveries / reversals	3	3	10
Total charges in the period(note (a))	(13)	(161)	(213)
Less: Risk margin charge included in operating profit based on longer-term investment returns(note (b))	35	36	73
	22	(125)	(140)
Interest related realised gains (losses):
Arising in the period	92	169	224
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(43)	(47)	(82)
	49	122	142
Related change to amortisation of deferred acquisition costs	(11)	(2)	(3)
Total short-term fluctuations related to debt securities	60	(5)	(1)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) (note (c))	25	111	(15)
Net equity hedge results (net of related change to amortisation of deferred acquisition costs) (note (d))	(79)	(115)	(365)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs) (note (e))	27	1	3
Other items (net of related change to amortisation of deferred acquisition costs)	(6)	11	-
Total	27	3	(378)
*
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

Notes
(a)	The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total Half year 2011	Total Half year 2010	Total Full year 2010
	£m	£m	£m	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	-	10	-	-	10	42	56
Alt-A	-	1	-	-	1	46	54
Sub-prime	-	-	-	-	-	5	13
Total residential mortgage-backed securities	-	11	-	-	11	93	123
Corporate debt securities	-	-	2	-	2	38	37
Other	-	3	-	(3)	-	30	53
Total	-	14	2	(3)	13	161	213

(b)
The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns for 2011 is based on an average annual RMR of 25 basis points (half year 2010: 25 basis points; full year 2010: 26 basis points) on average book values of US$44.5 billion (half year 2010: US$ 43.7 billion; full year 2010: US$ 44.2 billion) as shown below:

	Half year 2011				Half year 2010				Full year 2010
Moody’s rating category (or equivalent under NAIC ratings of MBS)	Average book value US$m		Annual expected loss				Annual expected loss				Annual expected loss
		RMR %	US$m	£m	Average book value US$m	RMR %	US$m	£m	Average book value US$m	RMR %	US$m	£m

A3 or higher	21,283	0.08	(16)	(10)	20,142	0.06	(11)	(7)	20,622	0.06	(12)	(8)
Baa1, 2 or 3	20,729	0.27	(55)	(34)	20,747	0.25	(51)	(33)	20,785	0.26	(53)	(34)
Ba1, 2 or 3	1,826	1.02	(19)	(12)	2,016	1.04	(21)	(14)	1,935	1.04	(20)	(13)
B1, 2 or 3	425	3.01	(13)	(8)	505	2.97	(15)	(10)	500	2.99	(15)	(10)
Below B3	221	3.87	(9)	(6)	339	3.87	(13)	(8)	321	3.88	(13)	(8)
Total	44,484	0.25	(112)	(70)	43,749	0.25	(111)	(72)	44,163	0.26	(113)	(73)

Related change to amortisation of deferred acquisition costs (see below)			27	17			28	18			28	18
Risk margin reserve charge to operating profit for longer-term credit related losses			(85)	(53)			(83)	(54)			(85)	(55)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(c)
The gain of £25 million (half year 2010: gain of £111 million; full year 2010: loss of £15 million) is for the value movement of non-equity freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement.

For the derivatives programme attaching to the fixed annuity and other general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under ‘grandfathered’ US GAAP under IFRS 4.

(d)
The amount of £(79)million (half year 2010: £(115)million; full year 2010: £(365) million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson’s variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C.

(e)
The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 7.1 per cent to 7.5 per cent at 30 June 2011, 7.0 per cent to 9.9 per cent at 30 June 2010 and 6.5 per cent to 7.9 per cent at 31 December 2010 depending on the type of investments.

In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £237 million (half year 2010: £1,144 million; full year 2010: £1,221 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note V.

(iv)	UK insurance operations
The short-term fluctuations gain for UK insurance operations of £44 million (half year 2010: £93 million; full year 2010: £116 million) reflected principally asset value movements for shareholder-backed annuity business.

(v)	Other
Short-term fluctuations of other operations arise from:

	Half year	Half year	Full year
	2011 £m	2010 £m	2010 £m

Unrealised value movements on swaps held centrally to manage Group assets and liabilities	20	-	(25)
Unrealised value movements on Prudential Capital bond portfolio	16	12	48
Unrealised value movements on investments held by other operations	(8)	-	2
	28	12	25

G	Costs of terminated AIA transaction in 2010

The following costs were incurred in the first six months of 2010 in relation to the proposed, and subsequently terminated, transaction to purchase AIA Group Limited and related rights issue.

2010
£m

AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within 'Investment return' and the other £277 million has been recorded as 'Other expenditure' within 'Acquisition costs and other expenditure' in the condensed consolidated income statement.

H	Change to the Group’s holding in PruHealth in 2010

On 1 August 2010, Discovery Holdings of South Africa, the Group’s joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential’s shareholding was reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

As a result of this dilution in holding and the consequential loss of control, PruHealth was reclassified from a joint venture to an associate and the entity is no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 ‘Interests in joint ventures’ a gain of £30 million was recognised in 2010 upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

I	Acquisition costs and other expenditure

	Half year 2011 £m	Half year 2010 £m	Full year 2010 £m
Acquisition costs incurred	1,106	971	2,024
Acquisition costs deferred less amortisation of acquisition costs	(268)	(170)	(918)
Administration costs and other expenditure	1,764	1,839	3,496
Movements in amounts attributable to external unit holders	13	14	197
Total acquisition costs and other expenditure	2,615	2,654	4,799

The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C (Segment disclosure – income statement). The charge for Corporate Expenditure comprises:

	Half year 2011	Half year 2010	Full year 2010
	£m	£m	£m
Group head office
Regular and project costs	74	72	147
Provision for property leases and other non-recurrent items	12	14	25
	86	86	172
Asia regional office
Gross costs	48	39	90
Recharges to Asia operations	(18)	(12)	(42)
	30	27	48
Total	116	113	220

Included within total acquisition costs and other expenditure is depreciation of £45 million (half year 2010: £41 million; full year 2010: £70 million).

J	Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders’ profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Half Year 2011	Half Year 2010	Full year 2010
	£m	£m	£m
Asian operations
Policyholders' returns
Assets backing unit-linked liabilities	208	(4)	1,279
With-profits business	404	34	1,039
	612	30	2,318
Shareholders' returns	178	209	429
Total	790	239	2,747

US operations
Policyholders ' returns
Assets held to back (separate account) unit-linked liabilities	1,530	(981)	3,520
Shareholders' returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	81	14	21
Value movements on derivative hedging programme for general account business	93	149	20
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	570	787	1,016
	744	950	1,057
Total	2,274	(31)	4,577

UK operations
Policyholders' returns
Scottish Amicable Insurance Fund (SAIF)	303	304	1,075
Assets held to back unit-linked liabilities	657	423	2,119
With-profits fund (excluding SAIF)	2,808	2,576	8,815
	3,768	3,303	12,009
Shareholders' returns
Prudential Retirement Income Limited (PRIL)	555	1,150	1,717
Other business	342	463	834
	897	1,613	2,551
Total	4,665	4,916	14,560

Unallocated corporate
Shareholders' returns	21	(97)	(115)
Group Total
Policyholders' returns	5,910	2,352	17,847
Shareholders' returns	1,840	2,675	3,922
Total	7,750	5,027	21,769

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:
•	Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;
•	Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and
•
With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK ten per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment return related to the types of business above does not impact shareholders’ profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders’ share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders’ profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson’s dynamic hedging programme. Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson’s types of business, an allocation is made to policyholders through the application of crediting rates.

The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

K       Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a (charge) credit to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	Half year 2011
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(1,460)	(2,647)	(4,838)	(8,945)
(Increase) / Decrease in policyholder liabilities	(1,827)	(5,465)	(713)	(8,005)
Movement in unallocated surplus of with-profits funds	52	-	(692)	(640)
	(3,235)	(8,112)	(6,243)	(17,590)

	Half year 2010
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(1,202)	(2,296)	(5,000)	(8,498)
Increase in policyholder liabilities	(876)	(2,556)	(1,860)	(5,292)
Movement in unallocated surplus of with-profits funds	(92)	–	232	140
	(2,170)	(4,852)	(6,628)	(13,650)

	Full year 2010
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(2,595)	(4,348)	(9,941)	(16,884)
Increase in policyholder liabilities	(3,824)	(11,075)	(8,490)	(23,389)
Movement in unallocated surplus of with-profits funds	(315)	-	70	(245)
	(6,734)	(15,423)	(18,361)	(40,518)

L	Tax

(i)	Tax charge

The total tax charge comprises:
	Half year 2011	Half year 2010	Full year 2010
Tax charge	£m	£m	£m
UK tax	(85)	6	(313)
Overseas tax	(310)	(166)	(323)
Total tax charge*	(395)	(160)	(636)

An analysis of the total tax expense attributable to continuing operations recognised in the income statement by nature of expense is as follows:
	Half year 2011	Half year 2010	Full year 2010
	£m	£m	£m
Current tax	(440)	(157)	(91)
Deferred tax	45	(3)	(545)
Total tax charge*	(395)	(160)	(636)
*The full year 2010 tax charge attributable to shareholders' returns included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

The current tax charge of £395 million includes £8 million for 2011 (half year 2010: charge of £5 million; full year 2010: charge of £13 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £301 million for half year 2011 (half year 2010: £149 million; full year 2010: £25 million) comprises:

	Half Year 2011	Half Year 2010	Full Year 2010
Tax charge attributable to shareholders	£m	£m	£m
UK tax	(80)	10	187
Overseas tax	(221)	(159)	(212)
Total tax charge	(301)	(149)	(25)

(ii)	Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities:

	30 June 2011		30 June 2010		31 December 2010
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	£m	£m	£m	£m	£m	£m
Unrealised gains and losses on investments	319	(1,654)	982	(2,041)	449	(1,678)
Balances relating to investment and insurance contracts	17	(1,003)	16	(848)	11	(1,057)
Short-term timing differences	1,374	(1,524)	1,414	(1,216)	1,152	(1,477)
Capital allowances	18	(13)	17	(10)	16	(12)
Unused tax losses	392	-	262	–	560	–
Total	2,120	(4,194)	2,691	(4,115)	2,188	(4,224)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2011 half year results and financial position at 30 June 2011, the possible tax benefit of approximately £106 million (30 June 2010: £ 267 million; 31 December 2010: £143 million), which may arise from capital losses valued at approximately £0.5 billion (30 June 2010: £1.2 billion; 31 December 2010: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £241 million (30 June 2010: £ 361 million; 31 December 2010: £298 million), which may arise from tax losses and other potential temporary differences totalling £1.0 billion (30 June 2010: £1.4 billion; 31 December 2010: £1.2 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when these tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

As part of Finance (No.2) Act 2010, the UK government enacted a tax rate change to 27 per cent which was due to be effective from 1 April 2011. However in March 2011, the government announced a revised tax rate change to 26 per cent which was effective from 1 April 2011 after being substantively enacted on 29 March 2011. Additionally, the reduction in the UK corporation tax rate to 25 per cent from 1 April 2012 was substantively enacted on 5 July 2011 in the 2011 Finance Bill, however this has no effect on half year 2011 financial results.

The subsequent revised rate changes proposed to 23 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 30 June 2011 by £57 million.

(iii)           Reconciliation of tax charge on profit attributable to shareholders for continuing operations

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Half year 2011	£m (except for tax rates)
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	324	368	353	13	1,058
Short-term fluctuations in investment returns	14	27	44	28	113
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(2)	(5)	(7)
Total	338	395	395	36	1,164
Expected tax rate:(note (i))
Operating profit based on longer-term investment returns (note (iii))	24%	35%	26.5%	26.5%	29%
Short-term fluctuations in investment returns	22%	35%	26.5%	26.5%	27%
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	26.5%	26.5%	26.5%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(78)	(129)	(94)	(3)	(304)
Short-term fluctuations in investment returns	(3)	(9)	(12)	(7)	(31)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	1	2
Total	(81)	(138)	(105)	(9)	(333)
Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	39	19	5	1	64
Short-term fluctuations in investment returns	(33)	-	1	-	(32)
Total	6	19	6	1	32
Actual tax (charge) credit:
Operating profit based on longer-term investment returns(note (iii))	(39)	(110)	(89)	(2)	(240)
Short-term fluctuations in investment returns	(36)	(9)	(11)	(7)	(63)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	1	2
Total	(75)	(119)	(99)	(8)	(301)
Actual tax rate:
Operating profit based on longer-term investment returns	12%	30%	25%	15%	23%
Total profit	22%	30%	25%	22%	26%

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Half year 2010*	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	259	327	330	(71)	845
Short-term fluctuations in investment returns	41	3	93	12	149
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	–	–	(8)	(16)	(24)
Costs of terminated AIA transaction	–	–	–	(377)	(377)
Total	300	330	415	(452)	593
Expected tax rate:(note (i))
Operating profit based on longer-term investment returns (note (iii))	26%	35%	28%	28%	31%
Short-term fluctuations in investment returns	26%	35%	28%	28%	28%
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	–	–	28%	28%	25%
Costs of terminated AIA transaction	–	–	–	28%	28%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(67)	(115)	(92)	20	(254)
Short-term fluctuations in investment returns	(11)	(1)	(26)	(3)	(41)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	–	–	2	4	6
Costs of terminated AIA transaction	–	–	–	106	106
Total	(78)	(116)	(116)	127	(183)
Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	28	27	(3)	–	52
Short-term fluctuations in investment returns	5	(5)	(1)	(4)	(5)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	–	–
Costs of terminated AIA transaction	–	–	–	(13)	(13)
Total	33	22	(4)	(17)	34
Actual tax (charge) credit:
Operating profit based on longer-term investment returns(note (iii))	(39)	(88)	(95)	20	(202)
Short-term fluctuations in investment returns	(6)	(6)	(27)	(7)	(46)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	–	–	2	4	6
Costs of terminated AIA transaction	–	–	–	93	93
Total	(45)	(94)	(120)	110	(149)
Actual tax rate:
Operating profit based on longer-term investment returns	15%	27%	29%	28%	24%
Total profit	15%	29%	29%	24%	25%

* In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Full year 2010	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	532	833	719	(143)	1,941
Short-term fluctuations in investment returns	114	(378)	116	25	(123)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(5)	(5)	(10)
Costs of terminated AIA transaction	-	-	-	(377)	(377)
Gain on dilution of holding in PruHealth	-	-	30	-	30
Total	646	455	860	(500)	1,461
Expected tax rate:(note (i))
Operating profit based on longer-term investment returns (note (iii))	22%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	28%	52%
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	28%	28%	20%
Costs of terminated AIA transaction	-	-	-	28%	28%
Gain on dilution of holding in PruHealth	-	-	28%	-	28%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(117)	(292)	(201)	40	(570)
Short-term fluctuations in investment returns	(29)	132	(32)	(7)	64
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	1	2
Costs of terminated AIA transaction	-	-	-	106	106
Gain on dilution of holding in PruHealth	-	-	(8)	-	(8)
Total	(146)	(160)	(240)	140	(406)
Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	59	43	18	237	357
Short-term fluctuations in investment returns	21	-	-	7	28
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	1	1
Costs of terminated AIA transaction	-	-	-	(13)	(13)
Gain on dilution of holding in PruHealth	-	-	8	-	8
Total	80	43	26	232	381
Actual tax (charge) credit:
Operating profit based on longer-term investment returns, excluding exceptional tax credit(note (iii))	(58)	(249)	(183)	119	(371)
Exceptional tax credit*	-	-	-	158	158
Operating profit based on longer-term investment returns(note (iii))	(58)	(249)	(183)	277	(213)
Short-term fluctuations in investment returns	(8)	132	(32)	-	92
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	2	3
Costs of terminated AIA transaction	-	-	-	93	93
Gain on dilution of holding in PruHealth	-	-	-	-	-
Total	(66)	(117)	(214)	372	(25)
Actual tax rate:
Operating profit based on longer-term investment returns	11%	30%	25%	194%	11%
Total profit	10%	26%	25%	74%	2%
Actual tax rate (excluding exceptional tax credit*):
Operating profit based on longer-term investment returns	11%	30%	25%	83%	19%
Total profit	10%	26%	25%	43%	13%

*The tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of settlement agreed with the UK tax authorities.

Notes
(i)	Expected tax rates for profit (loss) attributable to shareholders:
•	The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.
•	For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.
•
The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii)	For 2011 and 2010, the principal variances arise from a number of factors, including:
(a)	Asian long-term operations

For 2011 and 2010, profits in certain countries which are not taxable along with utilising brought forward tax losses on which no deferred tax assets were previously recognised partly offset by the inability to fully recognise deferred tax assets on losses being carried forward.

(b)	Jackson
        For half year 2011 and 2010, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.
  (c)         UK insurance operations

For half year 2011 the effect of the reduction in UK corporation tax rate on deferred tax liabilities and the different tax bases of UK life business, partially offset by routine revisions to prior period tax returns. For half year and full year 2010, routine revisions to prior period tax returns and different tax bases of UK life business.

(d)	Other operations
        For half year 2011 the effect of the reduction in UK corporation tax rate on deferred tax assets, partially offset by revisions to prior period. For full year 2010, an exceptional tax credit which primarily relates to the impact of the settlement agreed with the UK tax authorities and the ability to recognise a deferred tax credit on various tax losses which we were previously unable to recognise, partly offset by the inability to fully recognise a tax credit in respect of non deductible capital costs incurred in relation to the terminated AIA transaction. For half year 2010, the inability to fully recognise a tax credit in respect of non-deductible capital costs incurred in relation to the terminated AIA transaction.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses. Related tax charges are determined on the basis of current taxation legislation.

M	Supplementary analysis of earnings per share

	Half year 2011
	Before tax (note C)	Tax (note L)	Non- controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,058	(240)	(2)	816	32.2 p	32.1 p
Short-term fluctuations in investment returns on shareholder-backed business	113	(63)	-	50	2.0 p	2.0 p
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(7)	2	-	(5)	(0.2)p	(0.2)p
Based on profit for the period from continuing operations	1,164	(301)	(2)	861	34.0 p	33.9 p

	Half year 2010 (i)
	Before tax (note C)	Tax (note L)	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	845	(202)	(2)	641	25.4 p	25.4 p
Short-term fluctuations in investment returns on shareholder-backed business	149	(46)	-	103	4.1 p	4.1 p
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(24)	6	-	(18)	(0.7)p	(0.7)p
Costs of terminated AIA transaction	(377)	93	-	(284)	(11.3)p	(11.3)p
Based on profit for the period from continuing operations	593	(149)	(2)	442	17.5 p	17.5 p

(i)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

	Full year 2010
	Before tax (note C)	Tax (note L)	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns, excluding exceptional tax credit	1,941	(371)	(5)	1,565	62.0 p	61.9 p
Exceptional tax credit*	-	158	-	158	6.3 p	6.3 p
Based on operating profit based on longer-term investment returns	1,941	(213)	(5)	1,723	68.3 p	68.2 p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	92	-	(31)	(1.2)p	(1.2)p
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(10)	3	-	(7)	(0.3)p	(0.3)p
Costs of terminated AIA transaction	(377)	93	-	(284)	(11.3)p	(11.3)p
Gain on dilution of holding in PruHealth	30	-	-	30	1.2 p	1.2 p
Based on profit for the year from continuing
operations including exceptional tax credit	1,461	(25)	(5)	1,431	56.7 p	56.6 p

*
The tax charge attributable to shareholders' returns in full year 2010 included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	(in millions)	(in millions)	(in millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,533	2,520	2,524
Diluted earnings per share	2,539	2,524	2,529

N	Dividends

Dividends per share (in pence)	Half year 2011	Half year 2010	Full year 2010
Dividends relating to reporting period:
Interim dividend (2011 and 2010)	7.95 p	6.61 p	6.61 p
Final dividend (2010)	-	-	17.24 p
Total	7.95 p	6.61 p	23.85 p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	6.61 p
Final / second interim dividend for prior year	17.24 p	13.56 p	13.56 p
Total	17.24 p	13.56 p	20.17 p

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2010 of 17.24 pence per ordinary share was paid to eligible shareholders on 26 May 2011.

The 2011 interim dividend of 7.95 pence per ordinary share will be paid on 22 September 2011 in sterling to shareholders on the principal register and the Irish branch register at 6.00 p.m. BST on Friday, 19 August 2011 (the ‘Record Date’), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date (‘HK Shareholders’). Holders of US American Depositary Receipts (‘US Shareholders’) will be paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The final dividend will be paid on or about 29 September 2011 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (‘CDP’) at 5.00 p.m. Singapore time on the Record Date (‘SG Shareholders’). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 4 August 2011. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. The dividend will distribute an estimated £203 million of shareholders’ funds.

In line with full year 2010, shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan (DRIP).

O	Group statement of financial position analysis

(i)	Group statement of financial position analysis
To explain more comprehensively the assets, liabilities and capital of the Group’s businesses, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

Position at 30 June 2011:

	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun 2011 Group total	30 Jun 2010 Group total	31 Dec 2010 Group total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note Q)	-	-	239	239	1,230	-	-	1,469	1,465	1,466
Deferred acquisition costs and other intangible assets (note R)	117	3,639	1,008	4,764	9	-	-	4,773	4,028	4,609
Total	117	3,639	1,247	5,003	1,239	-	-	6,242	5,493	6,075
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	169	-	-	169	-	-	-	169	124	166
Deferred acquisition costs and other intangible assets	11	-	82	93	-	-	-	93	110	110
Total	180	-	82	262	-	-	-	262	234	276
Total	297	3,639	1,329	5,265	1,239	-	-	6,504	5,727	6,351
Deferred tax assets (note L)	198	1,346	94	1,638	113	369	-	2,120	2,691	2,188
Other non-investment and non-cash assets (note (i))	3,950	1,168	924	6,042	1,060	4,433	(4,958)	6,577	6,352	6,082
Investment of long term business and other operations:
Investment properties	10,930	25	10	10,965	-	-	-	10,965	11,360	11,247
Investments accounted for using the equity method	69	-	2	71	-	-	-	71	9	71
Financial investments:
Loans (note T)	2,401	4,062	1,283	7,746	1,271	-	-	9,017	9,587	9,261
Equity securities and portfolio holdings in unit trusts	40,470	36,263	14,159	90,892	145	-	-	91,037	71,775	86,635
Debt securities (note U)	74,818	25,286	15,357	115,461	1,752	-	-	117,213	113,334	116,352
Other investments	4,046	1,352	504	5,902	49	170	-	6,121	6,768	5,779
Deposits	9,759	182	827	10,768	90	-	-	10,858	9,766	9,952
Total investments	142,493	67,170	32,142	241,805	3,307	170	-	245,282	222,599	239,297
Properties held for sale	391	3	-	394	-	-	-	394	3	257
Cash and cash equivalents	3,815	214	2,075	6,104	2,179	306	-	8,589	6,040	6,631
Total assets	151,144	73,540	36,564	261,248	7,898	5,278	(4,958)	269,466	243,412	260,806

	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun 2011 Group total	30 Jun 2010 Group total	31 Dec 2010 Group total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders’ equity	2,342	3,764	2,269	8,375	1,860	(1,734)	-	8,501	7,161	8,031
Non-controlling interests	38	-	5	43	3	-	-	46	37	44
Total equity	2,380	3,764	2,274	8,418	1,863	(1,734)	-	8,547	7,198	8,075
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Z)	126,544	64,707	30,181	221,432	-	-	-	221,432	198,913	214,727
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)(note Z)	10,811	-	61	10,872	-	-	-	10,872	10,066	10,253
Total policyholder liabilities and unallocated surplus of with-profits funds	137,355	64,707	30,242	232,304	-	-	-	232,304	208,979	224,980
Core structural borrowings of shareholder financed operations:
Subordinated debt	-	-	-	-	-	3,044	-	3,044	2,767	2,718
Other	-	155	-	155	250	549	-	954	715	958
Total (note W)	-	155	-	155	250	3,593	-	3,998	3,482	3,676
Operational borrowings attributable to shareholder financed operations (note X)	102	34	139	275	4	2,633	-	2,912	3,234	3,004
Borrowings attributable to with-profits operations (note X)	1,440	-	-	1,440	-	-	-	1,440	1,313	1,522
Deferred tax liabilities (note L)	1,626	1,805	525	3,956	5	233	-	4,194	4,115	4,224
Other non-insurance liabilities(note (ii))	8,241	3,075	3,384	14,700	5,776	553	(4,958)	16,071	15,091	15,325
Total liabilities	148,764	69,776	34,290	252,830	6,035	7,012	(4,958)	260,919	236,214	252,731
Total equity and liabilities	151,144	73,540	36,564	261,248	7,898	5,278	(4,958)	269,466	243,412	260,806

Notes
(i)
Within other non-investment and non-cash assets are premiums receivable of £290 million (30 June 2010: £260 million; 31 December 2010: £196 million) which are all due within one year except for a small number of products where charges are levied against premiums in future years.

(ii)	Within other non-insurance liabilities are other creditors of £2,599 million (30 June: 2010: £3,246 million; 31 December 2010: £2,321 million) which are due within one year.

(ii)	Group statement of financial position - additional analysis by business type

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2011 Group total	30 Jun 2010 Group total	31 Dec 2010 Group total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note Q)	-	-	239	1,230	-	-	1,469	1,465	1,466
Deferred acquisition costs and other intangible assets (note R)	-	-	4,764	9	-	-	4,773	4,028	4,609
Total	-	-	5,003	1,239	-	-	6,242	5,493	6,075
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	169	-	-	-	-	-	169	124	166
Deferred acquisition costs and other intangible assets	93	-	-	-	-	-	93	110	110
Total	262	-	-	-	-	-	262	234	276
Total	262	-	5,003	1,239	-	-	6,504	5,727	6,351
Deferred tax assets (note L)	104	-	1,534	113	369	-	2,120	2,691	2,188
Other non-investment and non-cash assets	2,598	741	2,703	1,060	4,433	(4,958)	6,577	6,352	6,082
Investment of long term business and other operations:
Investment properties	8,664	743	1,558	-	-	-	10,965	11,360	11,247
Investments accounted for using the equity method	-	-	71	-	-	-	71	9	71
Financial investments:
Loans (note T)	2,157	-	5,589	1,271	-	-	9,017	9,587	9,261
Equity securities and portfolio holdings in unit trusts	30,009	60,145	738	145	-	-	91,037	71,775	86,635
Debt securities (note U)	54,149	8,726	52,586	1,752	-	-	117,213	113,334	116,352
Other investments	4,049	112	1,741	49	170	-	6,121	6,768	5,779
Deposits	8,125	872	1,771	90	-	-	10,858	9,766	9,952
Total investments	107,153	70,598	64,054	3,307	170	-	245,282	222,599	239,297
Properties held for sale	391	-	3	-	-	-	394	3	257
Cash and cash equivalents	2,959	1,523	1,622	2,179	306	-	8,589	6,040	6,631
Total assets	113,467	72,862	74,919	7,898	5,278	(4,958)	269,466	243,412	260,806

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2011 Group total	30 Jun 2010 Group total	31 Dec 2010 Group total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders’ equity	-	-	8,375	1,860	(1,734)	-	8,501	7,161	8,031
Non-controlling interests	38	-	5	3	-	-	46	37	44
Total equity	38	-	8,380	1,863	(1,734)	-	8,547	7,198	8,075
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Z)	92,856	71,531	57,045	-	-	-	221,432	198,913	214,727
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds) (note Z)	10,872	-	-	-	-	-	10,872	10,066	10,253
Total policyholder liabilities and unallocated surplus of with-profits funds	103,728	71,531	57,045	-	-	-	232,304	208,979	224,980
Core structural borrowings of shareholder-financed operations: (note W)
Subordinated debt	-	-	-	-	3,044	-	3,044	2,767	2,718
Other	-	-	155	250	549	-	954	715	958
Total	-	-	155	250	3,593	-	3,998	3,482	3,676
Operational borrowings attributable to shareholder financed operations (note X)	-	-	275	4	2,633	-	2,912	3,234	3,004
Borrowings attributable to with-profits operations (note X)	1,440	-	-	-	-	-	1,440	1,313	1,522
Deferred tax liabilities	1,534	27	2,395	5	233	-	4,194	4,115	4,224
Other non-insurance liabilities	6,727	1,304	6,669	5,776	553	(4,958)	16,071	15,091	15,325
Total liabilities	113,429	72,862	66,539	6,035	7,012	(4,958)	260,919	236,214	252,731
Total equity and liabilities	113,467	72,862	74,919	7,898	5,278	(4,958)	269,466	243,412	260,806

P	Statement of financial position

(i)	UK insurance operations

Overview
•
In order to reflect the different types of UK business and fund structure, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

•	£94.6 billion of the £142.5 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2011 Total	30 Jun 2010 Total	31 Dec 2010 Total
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	-	-	117	117	117	128	118
Total	-	-	-	-	-	117	117	117	128	118
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	169	-	169	-	-	-	169	124	166
Deferred acquisition costs	-	11	-	11	-	-	-	11	8	13
Total	-	180	-	180	-	-	-	180	132	179
Total	-	180	-	180	-	117	117	297	260	297
Deferred tax assets	1	96	7	103	-	94	94	198	253	214
Other non-investment and non-cash assets	402	1,670	253	1,923	632	993	1,625	3,950	4,690	4,633
Investment of long term business and other operations:
Investment properties	633	7,295	736	8,031	743	1,523	2,266	10,930	11,322	11,212
Investments accounted for using the equity method	-	-	-	-	-	69	69	69	4	69
Financial investments:
Loans (note T)	156	1,034	132	1,166	-	1,079	1,079	2,401	2,214	2,302
Equity securities and portfolio holdings in unit trusts	2,851	23,105	190	23,295	14,293	31	14,324	40,470	34,668	40,519
Debt securities (note U)	4,655	29,231	12,794	42,025	5,713	22,425	28,138	74,818	72,072	74,304
Other investments(note (v))	241	3,273	182	3,455	90	260	350	4,046	4,323	3,998
Deposits	989	6,704	432	7,136	379	1,255	1,634	9,759	8,401	9,022
Total investments	9,525	70,642	14,466	85,108	21,218	26,642	47,860	142,493	133,004	141,426
Properties held for sale	-	391	-	391	-	-	-	391	-	254
Cash and cash equivalents	156	1,931	154	2,085	1,069	505	1,574	3,815	3,128	2,839
Total assets	10,084	74,910	14,880	89,790	22,919	28,351	51,270	151,144	141,335	149,663

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2011 Group Total	30 Jun 2010 Group Total	31 Dec 2010 Group Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders’ equity	-	-	-	-	-	2,342	2,342	2,342	1,937	2,148
Non-controlling interests	-	38	-	38	-	-	-	38	32	35
Total equity	-	38	-	38	-	2,342	2,342	2,380	1,969	2,183
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Z)	9,406	59,832	12,149	71,981	22,304	22,853	45,157	126,544	118,180	125,530
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds) (note Z and (vi))	-	8,899	1,912	10,811	-	-	-	10,811	10,014	10,187
Total	9,406	68,731	14,061	82,792	22,304	22,853	45,157	137,355	128,194	135,717
Operational borrowings attributable to shareholder financed operations	-	-	-	-	-	102	102	102	159	162
Borrowings attributable to with-profits funds	124	1,316	-	1,316	-	-	-	1,440	1,313	1,522
Deferred tax liabilities	61	894	211	1,105	-	460	460	1,626	1,283	1,738
Other non-insurance liabilities	493	3,931	608	4,539	615	2,594	3,209	8,241	8,417	8,341
Total liabilities	10,084	74,872	14,880	89,752	22,919	26,009	48,928	148,764	139,366	147,480
Total equity and liabilities	10,084	74,910	14,880	89,790	22,919	28,351	51,270	151,144	141,335	149,663

Notes
(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.5 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)	SAIF is a separate sub-fund within the PAC long-term business fund.
(iii)	Wholly-owned subsidiary of the PAC WPSF that writes annuity business.
(iv)	Excluding policyholder liabilities of the Hong Kong branch of PAC.
(v)	Other investments comprise:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Derivative assets*	841	1,370	926
Partnerships in investment pools and other**	3,205	2,953	3,072
	4,046	4,323	3,998
*
In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £909 million (30 June 2010: £868 million; 31 December 2010: £792 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £68 million (30 June 2010: net asset of £502 million; 31 December 2010: net asset of £134 million).

**
Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

(vi)	Unallocated surplus of with-profits funds

Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group’s Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of Directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a (charge) credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation of investments.

(ii)       US insurance operations

	30 Jun 2011			30 Jun 2010	31 Dec 2010
	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity, GIC and other business (note (i))	Total	Total	Total
	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs	-	3,639	3,639	2,950	3,543
Total	-	3,639	3,639	2,950	3,543
Deferred tax assets	-	1,346	1,346	1,828	1,391
Other non-investment and non-cash assets	-	1,168	1,168	1,409	1,241
Investments of long-term business and other operations:
Investment properties	-	25	25	27	26
Financial investments:
Loans(note T)	-	4,062	4,062	4,537	4,201
Equity securities and portfolio holdings in unit trusts(note (iv))	36,005	258	36,263	24,629	31,501
Debt securities(note U and V)	-	25,286	25,286	27,371	26,366
Other investments(note (ii))	-	1,352	1,352	1,684	1,199
Deposits	-	182	182	359	212
Total investments	36,005	31,165	67,170	58,607	63,505
Properties held for sale	-	3	3	3	3
Cash and cash equivalents	-	214	214	153	232
Total assets	36,005	37,535	73,540	64,950	69,915
Equity and liabilities
Equity
Shareholders’ equity (note (iii))	-	3,764	3,764	3,905	3,815
Total equity	-	3,764	3,764	3,905	3,815
Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Z)	36,005	28,702	64,707	55,253	60,523
Total	36,005	28,702	64,707	55,253	60,523
Core structural borrowings of shareholder-financed operations	-	155	155	166	159
Operational borrowings attributable to shareholder-financed operations	-	34	34	171	90
Deferred tax liabilities	-	1,805	1,805	2,254	1,776
Other non-insurance liabilities	-	3,075	3,075	3,201	3,552
Total liabilities	36,005	33,771	69,776	61,045	66,100
Total equity and liabilities	36,005	37,535	73,540	64,950	69,915

Notes
(i)	Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.
(ii)	Other investments comprise:
		30 Jun 2011	30 Jun 2010	31 Dec 2010
		£m	£m	£m
	Derivative assets*	749	1,162	645
	Partnerships in investment pools and other**	603	522	554
		1,352	1,684	1,199

* In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £718 million (30 June 2010: £618 million; 31 December 2010: £799 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £31 million (30 June 2010: net asset of £544 million; 31 December 2010: net liability of £154 million).

** Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Changes in shareholders’ equity
		30 Jun 2011	30 Jun* 2010	31 Dec 2010
		£m	£m	£m
	Operating profits based on longer-term investment returns (note C)	368	327	833
	Short-term fluctuations in investment returns (note F)	27	3	(378)
	Profit before shareholder tax	395	330	455
	Tax (note L)	(119)	(94)	(117)
	Profit for the period	276	236	338

		30 Jun 2011	30 Jun 2010	31 Dec 2010
		£m	£m	£m
	Profit for the period (as above)	276	236	338
	Items recognised in other comprehensive income:
	Exchange movements	(92)	252	85
	Unrealised valuation movements on securities classified as available-for sale:
	Unrealised holding gains arising during the period	287	1,123	1,170
	Deduct net (gains) / add back net losses included in income statement	(50)	21	51
	Total unrealised valuation movements	237	1,144	1,221
	Related change in amortisation of deferred income and acquisition costs (note R)	(97)	(510)	(496)
	Related tax	(49)	(215)	(247)
	Total other comprehensive (loss) income	(1)	671	563
	Total comprehensive income for the period	275	907	901
	Dividends, interest payments to central companies and other movements	(326)	(13)	(97)
	Net (decrease) increase in equity	(51)	894	804
	Shareholders’ equity at beginning of period	3,815	3,011	3,011
	Shareholders’ equity at end of period	3,764	3,905	3,815

*
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of this change.

(iv)	Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

(iii)	Asian insurance operations
	30 Jun 2011				30 Jun 2010	31 Dec 2010
	With-profits business (note (i))	Unit-linked assets and liabilities	Other	Total	Total	Total
	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	239	239	235	236
Deferred acquisition costs and other intangible assets	-	-	1,008	1,008	942	939
Total	-	-	1,247	1,247	1,177	1,175
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	82	-	-	82	102	97
Deferred tax assets	-	-	94	94	96	98
Other non-investment and non-cash assets	273	109	542	924	992	811
Investments of long-term business and other operations:
Investment properties	-	-	10	10	11	9
Investments accounted for using the equity method	-	-	2	2	5	2
Financial investments:
Loans (note T)	835	-	448	1,283	1,383	1,340
Equity securities and portfolio holdings in unit trusts	3,863	9,847	449	14,159	12,323	14,464
Debt securities (note U)	7,469	3,013	4,875	15,357	12,425	14,108
Other investments	353	22	129	504	427	382
Deposits	-	493	334	827	952	638
Total investments	12,520	13,375	6,247	32,142	27,526	30,943
Cash and cash equivalents	718	454	903	2,075	1,010	1,601
Total assets	13,593	13,938	9,033	36,564	30,903	34,725
Equity and liabilities
Equity
Shareholders’ equity	-	-	2,269	2,269	1,992	2,149
Non-controlling interests	-	-	5	5	2	5
Total equity	-	-	2,274	2,274	1,994	2,154
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Z)	11,469	13,222	5,490	30,181	25,480	28,674
Unallocated surplus of with-profits funds (note Z)	61	-	-	61	52	66
Total	11,530	13,222	5,490	30,242	25,532	28,740
Operational borrowings attributable to shareholders-financed operations	-	-	139	139	195	189
Deferred tax liabilities	368	27	130	525	425	495
Other non-insurance liabilities	1,695	689	1,000	3,384	2,757	3,147
Total liabilities	13,593	13,938	6,759	34,290	28,909	32,571
Total equity and liabilities	13,593	13,938	9,033	36,564	30,903	34,725

Notes
(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(iv)	Asset management operations

	M&G (note (i))	US	Asia	Total 30 Jun 2011	Total 30 Jun 2010	Total 31 Dec 2010
	£m	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230	1,230
Deferred acquisition costs	9	-	-	9	8	9
Total	1,162	16	61	1,239	1,238	1,239
Other non-investment and non-cash assets	858	177	138	1,173	1,017	1,122
Financial investments:
Loans(note T)	1,271	-	-	1,271	1,453	1,418
Equity securities and portfolio holdings in unit trusts	134	-	11	145	155	151
Debt securities(note U)	1,739	-	13	1,752	1,466	1,574
Other investments(note (iii))	43	1	5	49	195	59
Deposits	42	8	40	90	54	80
Total financial investments	3,229	9	69	3,307	3,323	3,282
Cash and cash equivalents	2,014	39	126	2,179	1,076	1,436
Total assets	7,263	241	394	7,898	6,654	7,079
Equity and liabilities
Equity
Shareholders’ equity	1,463	124	273	1,860	1,711	1,787
Non-controlling interests	3	-	-	3	3	4
Total equity	1,466	124	273	1,863	1,714	1,791
Liabilities
Core structural borrowing of shareholder-financed operations	250	-	-	250	-	250
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,633	-	-	2,633	2,564	2,560
Net asset value attributable to external holders of consolidated unit trusts and similar funds (note (iii))	516	-	-	516	398	458
Other non-insurance liabilities(note (iv))	2,398	117	121	2,636	1,978	2,020
Total liabilities	5,797	117	121	6,035	4,940	5,288
Total equity and liabilities	7,263	241	394	7,898	6,654	7,079

Notes
(i)	M&G includes those assets and liabilities in respect of Prudential Capital.
(ii)       Intra group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Commercial paper	2,384	2,312	2,311
Medium-term notes	249	252	249
Total intra-group debt represented by operational borrowings at Group level	2,633	2,564	2,560

(iii)       Consolidated investment funds
The M&G statement of financial position shown above includes investment funds which are managed on behalf of third-parties. In respect of these funds, the statement of financial position includes the following, which are non-recourse to M&G and the Group:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m

Cash and cash equivalents	357	247	304
Other investments	193	164	167
Other net assets and liabilities	(34)	(13)	(13)
Net asset value attributable to external unit holders	(516)	(398)	(458)
Shareholders' equity	-	-	-

(iv)	Other non-insurance liabilities consists primarily of intra-group balances, derivative liabilities and other creditors.

Q	Goodwill attributable to shareholders

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Cost
At beginning of period	1,586	1,430	1,430
Acquisition of UOB Life Assurance Limited in Singapore*	-	145	141
Exchange differences	3	10	15
At end of period	1,589	1,585	1,586
Aggregate impairment	(120)	(120)	(120)
Net book amount at end of period	1,469	1,465	1,466
* Goodwill was finalised in the second half of 2010.

R	Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m

Deferred acquisition costs (DAC) relating to insurance and investment management contracts	4,504	3,847	4,426
Present value of acquired in-force business and distribution rights	269	181	183
	4,773	4,028	4,609

	Deferred acquisition costs
	UK	US(i)	Asia	Asset management	Other intangibles	Total 30 Jun 2011	Total 30 Jun 2010	Total 31 Dec 2010
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at beginning of period	116	3,543	758	9	183	4,609	4,049	4,049
Additions/ reclassifications	9	485	121	1	92	708	605	1,135
Acquisition of UOB Life Assurance Ltd in 2010						-	-	12
Amortisation to the income statement:
Operating profit	(10)	(293)	(132)	(1)	(7)	(443)	(393)	(579)
Amortisation related to short-term fluctuations in investment returns	-	88	-	-	-	88	8	358
	(10)	(205)	(132)	(1)	(7)	(355)	(385)	(221)
Exchange differences	-	(87)	(6)	-	1	(92)	269	137
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	-	(97)	-	-	-	(97)	(510)	(496)
Dilution of holding in PruHealth in 2010	-	-	-	-	-	-	-	(7)
Balance at end of period	115	3,639	741	9	269	4,773	4,028	4,609

(i)	The DAC amount in respect of US insurance operations includes:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Variable annuity business	3,092	2,384	2,834
Other business	1,152	1,118	1,229
Cumulative shadow DAC	(605)	(552)	(520)
Total DAC for US operations	3,639	2,950	3,543

Overview of the deferral and amortisation of acquisition costs for Jackson

Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse, and expense experience is performed using internally developed experience studies.

As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Mean reversion technique

Under US GAAP (as grandfathered under IFRS 4) the projected gross profits, against which  acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises

i)	a core amount that reflects a relatively stable proportion of underlying profits; and

ii)	an element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Further, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2008, the application of the mean reversion technique benefitted the results by £110 million. In 2009 and 2010, whilst the cap was in effect, any accelerated or decelerated amortisation reflected the difference between market returns for the period and the assumed level of 15 per cent.

Half year 2011
In half year 2011, the DAC amortisation charge included in operating profit includes £82 million of accelerated amortisation. This amount reflects the combined effect of

i)	market returns in the period being lower than those assumed for the period; and

ii)
the reduction in the previously assumed future rates of return for the upcoming 5 years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation is the 8.4 per cent long-term assumption.

The reduction in assumed future rates reflects in large part the elimination, from the calculation in 2011, of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as ‘paying back’ the benefit enjoyed in 2008.

Full year 2011
Consistent with the features noted for the half year 2011 level of accelerated amortisation, the charge for full year 2011 will be sensitive to the combined effect of

(i)	the separate account performance in the period as it compares with the assumed level for the second half of the year; and

(ii)	the consequential effect of adjustments to the projected rates of return for the future 5 years under the mean reversion methodology as they are updated from those applying at 30 June 2011.

On the assumption that market returns for 2011 are within the range of negative 15 per cent to positive 15 per cent, the estimated DAC acceleration for full year 2011 is estimated to be £240 million to £150 million.

S	Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 30 June 2011 is summarised below:

	30 June 2011			30 June 2010			31 December 2010
	At fair value	Cost / Amortised cost (note (ii))	Total	At fair value	Cost / Amortised cost (note (ii))	Total	At fair value	Cost / Amortised cost (note (ii))	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Intangible assets attributable to shareholders:
Goodwill (note Q)	-	1,469	1,469	-	1,465	1,465	-	1,466	1,466
Deferred acquisition costs and other intangible assets (note R)	-	4,773	4,773	-	4,028	4,028	-	4,609	4,609
Total	-	6,242	6,242	-	5,493	5,493	-	6,075	6,075
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	169	169	-	124	124	-	166	166
Deferred acquisition costs and other intangible assets	-	93	93	-	110	110		110	110
Total	-	262	262	-	234	234	-	276	276
Total	-	6,504	6,504	-	5,727	5,727	-	6,351	6,351
Other non-investment and non-cash assets:
Property, plant and equipment	-	761	761	-	382	382	-	612	612
Reinsurers’ share of insurance contract liabilities	-	1,334	1,334	-	1,369	1,369	-	1,344	1,344
Deferred tax assets (note L)	-	2,120	2,120	-	2,691	2,691	-	2,188	2,188
Current tax recoverable	-	384	384	-	575	575	-	555	555
Accrued investment income	-	2,460	2,460	-	2,559	2,559	-	2,668	2,668
Other debtors		1,638	1,638	-	1,467	1,467	-	903	903
Total	-	8,697	8,697	-	9,043	9,043	-	8,270	8,270
Investments of long-term business and other operations:(note (iv))
Investment properties	10,965	-	10,965	11,360	-	11,360	11,247	-	11,247
Investments accounted for using the equity method	-	71	71	-	9	9	-	71	71
Loans (notes (iii) and T)	245	8,772	9,017	251	9,336	9,587	227	9,034	9,261
Equity securities and portfolio holdings in unit trusts(note (iii))	91,037	-	91,037	71,775	-	71,775	86,635	-	86,635
Debt securities (notes (iii) and U)	117,213	-	117,213	113,334	-	113,334	116,352	-	116,352
Other investments (note (iii))	6,121	-	6,121	6,768	-	6,768	5,779	-	5,779
Deposits (note (i))	-	10,858	10,858	-	9,766	9,766	-	9,952	9,952
Total	225,581	19,701	245,282	203,488	19,111	222,599	220,240	19,057	239,297
Properties held for sale	394	-	394	3	-	3	257	-	257
Cash and cash equivalents (note (i))	-	8,589	8,589	-	6,040	6,040	-	6,631	6,631
Total assets	225,975	43,491	269,466	203,491	39,921	243,412	220,497	40,309	260,806
Percentage of Group total assets	84%	16%	100%	84%	16%	100%	85%	15%	100%
Notes
(i)
The Group has classified deposits and cash and cash equivalents as loans and receivables under IAS 39. These are carried at amortised cost in the statement of financial position. There is no difference between their carrying values and fair values. Including these amounts as being at their fair values, the percentage of the Group’s total assets held on the statement of financial position which were at fair value at 30 June 2011 was 91 per cent (30 June 2010: 90 per cent; 31 December 2010: 91 per cent).

(ii)
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(iii)	These assets comprise financial instruments requiring fair value valuation under IAS 39 with a value of £214.6 billion (30 June 2010: £192.1 billion; 31 December 2010: £209.0 billion).
(iv)	Realised gains and losses on the Group’s investments for half year 2011 amounted to a net gain of £2.5 billion (half year 2010: £0.1 billion; full year £3.1 billion)

Determination of fair value

The fair values of the financial assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group’s risk management framework, all internally generated valuations are subject to assessment against external counterparties’ valuations.

For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement. The classification criteria and its application to Prudential is consistent with that set out in the full year 2010 Annual Report and is summarised below.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 includes financial instruments where there is clear evidence that the valuation is based on a traded price in an active market (e.g. exchange listed equities, mutual funds with quoted prices and exchange traded derivatives.)

Level 2 – inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable. A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes.

Of the total level 2 debt securities of £ 89,051 million at 30 June 2011 (30 June 2010: £87,440 million; 31 December 2010: £89,948 million), £ 6,644 million are valued internally (30 June 2010: £6,862 million; 31 December 2010: £6,638 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 – Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (e.g. private equity funds and certain derivatives which are bespoke or long dated).

Of the £ 699 million level 3 fair valued financial investments, net of derivative liabilities at 30 June 2011 (30 June 2010: £892 million; 31 December 2010: £866 million), which support non-linked shareholder-backed business (representing 1.2 per cent of the total fair valued financial investments net of derivative liabilities backing this business (30 June 2010: 1.6 per cent; 31 December 2010: 1.6 per cent)), £ 745 million of net assets are externally valued and £ (46) million of net liabilities are internally valued (30 June 2010: net assets of  £817 million and £75 million; 31 December 2010: net assets of  £728 million and £138 million respectively). Internal valuations, which represent (0.1) per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 30 June 2011 (30 June 2010: 0.1 per cent; 31 December 2010: 0.2 per cent), are inherently more subjective than external valuations.

Transfers between levels

During half year 2011, transfers from level 1 to 2 within the Group’s portfolio amounted to £64 million. Transfers from level 2 to level 3 amounted to £38 million and transfers from level 3 to level 2 amounted to £105 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

	30 June 2011
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	28,379	1,269	361	30,009
Debt securities	12,673	40,755	721	54,149
Other investments (including derivative assets)	133	1,228	2,688	4,049
Derivative liabilities	(40)	(895)	(47)	(982)
Total financial investments, net of derivative liabilities	41,145	42,357	3,723	87,225
Percentage of total	47%	49%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	60,132	13	-	60,145
Debt securities	4,148	4,577	1	8,726
Other investments (including derivative assets)	16	96	-	112
Derivative liabilities	-	-	-	-
Total financial investments, net of derivative liabilities	64,296	4,686	1	68,983
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	245	-	245
Equity securities and portfolio holdings in unit trusts	755	23	105	883
Debt securities	10,385	43,719	234	54,338
Other investments (including derivative assets)	52	1,298	610	1,960
Derivative liabilities	(36)	(1,117)	(250)	(1,403)
Total financial investments, net of derivative liabilities	11,156	44,168	699	56,023
Percentage of total	20%	79%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	245	-	245
Equity securities and portfolio holdings in unit trusts	89,266	1,305	466	91,037
Debt securities	27,206	89,051	956	117,213
Other investments (including derivative assets)	201	2,622	3,298	6,121
Derivative liabilities	(76)	(2,012)	(297)	(2,385)
Total financial investments, net of derivative liabilities	116,597	91,211	4,423	212,231
Borrowings attributable to the with-profits fund held at fair value	-	(71)	-	(71)
Investment contracts liabilities without discretionary participation features held at fair value	-	(14,708)	-	(14,708)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,773)	(980)	(450)	(3,203)
Total	114,824	75,452	3,973	194,249
Percentage of total	59%	39%	2%	100%

	30 June 2010
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	25,655	988	476	27,119
Debt securities	10,975	39,707	1,206	51,888
Other investments (including derivative assets)	64	1,679	2,410	4,153
Derivative liabilities	(136)	(589)	(27)	(752)
Total financial investments, net of derivative liabilities	36,558	41,785	4,065	82,408
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	43,810	65	-	43,875
Debt securities	3,617	4,683	25	8,325
Other investments (including derivative assets)	21	69	-	90
Total financial investments, net of derivative liabilities	47,448	4,817	25	52,290
Percentage of total	91%	9%	0%	100%
Non-linked shareholder-backed
Loans	-	251	-	251
Equity securities and portfolio holdings in unit trusts	543	41	197	781
Debt securities	9,754	43,050	317	53,121
Other investments (including derivative assets)	203	1,747	575	2,525
Derivative liabilities	(6)	(1,078)	(197)	(1,281)
Total financial investments, net of derivative liabilities	10,494	44,011	892	55,397
Percentage of total	19%	79%	2%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	251	-	251
Equity securities and portfolio holdings in unit trusts	70,008	1,094	673	71,775
Debt securities	24,346	87,440	1,548	113,334
Other investments (including derivative assets)	288	3,495	2,985	6,768
Derivative liabilities	(142)	(1,667)	(224)	(2,033)
Total financial investments, net of derivative liabilities	94,500	90,613	4,982	190,095
Borrowings attributable to the with-profits fund held at fair value	-	(88)	-	(88)
Investment contracts liabilities without discretionary participation features held at fair value	-	(13,863)	-	(13,863)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,665)	(590)	(412)	(2,667)
Other liabilities	-	(252)	-	(252)
Total	92,835	75,820	4,570	173,225
Percentage of total	53%	44%	3%	100%

	31 December 2010
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	29,675	1,281	415	31,371
Debt securities	11,114	41,375	772	53,261
Other investments (including derivative assets)	137	1,207	2,543	3,887
Derivative liabilities	(56)	(626)	(25)	(707)
Total financial investments, net of derivative liabilities	40,870	43,237	3,705	87,812
Percentage of total	47%	49%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	54,272	2	-	54,274
Debt securities	3,784	5,268	2	9,054
Other investments (including derivative assets)	43	88	-	131
Total financial investments, net of derivative liabilities	58,099	5,358	2	63,459
Percentage of total	92%	8%	0%	100%
Non-linked shareholder-backed
Loans	-	227	-	227
Equity securities and portfolio holdings in unit trusts	808	21	161	990
Debt securities	10,389	43,305	343	54,037
Other investments (including derivative assets)	52	1,146	563	1,761
Derivative liabilities	(80)	(1,049)	(201)	(1,330)
Total financial investments, net of derivative liabilities	11,169	43,650	866	55,685
Percentage of total	20%	78%	2%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	227	-	227
Equity securities and portfolio holdings in unit trusts	84,755	1,304	576	86,635
Debt securities	25,287	89,948	1,117	116,352
Other investments (including derivative assets)	232	2,441	3,106	5,779
Derivative liabilities	(136)	(1,675)	(226)	(2,037)
Total financial investments, net of derivative liabilities	110,138	92,245	4,573	206,956
Borrowings attributable to the with-profits fund held at fair value	-	(82)	-	(82)
Investment contracts liabilities without discretionary participation features held at fair value	-	(15,822)	-	(15,822)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,099)	(894)	(379)	(3,372)
Total	108,039	75,447	4,194	187,680
Percentage of total	58%	40%	2%	100%

T	Loans portfolio

Loans are accounted for at amortised cost net of impairment except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Insurance operations
UK(note(i))	2,401	2,214	2,302
US(note (ii))	4,062	4,537	4,201
Asia(note (iii))	1,283	1,383	1,340
Asset management operations
M&G(note (iv))	1,271	1,453	1,418
Total	9,017	9,587	9,261

Notes
(i)	UK insurance operations
The loans of the Group’s UK insurance operations comprise:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
PAC WPSF
Mortgage loans*	269	197	256
Policy loans	22	23	21
Other loans**	1,031	969	993
Total PAC WPSF loans	1,322	1,189	1,270
Shareholder-backed
Mortgage loans*	1,075	1,019	1,027
Other loans	4	6	5
Total shareholder-backed loans	1,079	1,025	1,032
Total UK insurance operations loans	2,401	2,214	2,302

*The mortgage loans are collateralised by properties.
**Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.

(ii)	US insurance operations
The loans of the Group’s US insurance operations comprise:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Mortgage loans+	3,525	3,948	3,641
Policy loans++	536	573	548
Other loans	1	16	12
Total US insurance operations loans	4,062	4,537	4,201

†
All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	%	%	%
Industrial	27	30	31
Multi-family residential	23	18	18
Office	19	21	19
Retail	20	20	21
Hotels	10	10	10
Other	1	1	1
	100	100	100

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.3 million (30 June 2010: £7.1 million; 31 December 2010: £6.6 million). The portfolio has a current estimated average loan to value of 72 per cent (30 June 2010: 72 per cent; 31 December 2010: 73 per cent) which provides significant cushion to withstand substantial declines in value.

††	The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

(iii)           Asian insurance operations
The loans of the Group’s Asian insurance operations comprise:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Mortgage loans‡	31	18	25
Policy loans‡	544	497	528
Other loans‡‡	708	868	787
Total Asia insurance operations loans	1,283	1,383	1,340

‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.

‡‡	The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)       M&G
The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Loans and receivables internal ratings:
A+ to A-	29	87	213
BBB+ to BBB-	943	907	873
BB+ to BB-	255	315	219
B+ to B-	44	144	113
Total M&G loans	1,271	1,453	1,418

U	Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 30 June 2011 provided in the notes below.

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Insurance operations
UK (note(i))	74,818	72,072	74,304
US (note (ii))	25,286	27,371	26,366
Asia (note (iii))	15,357	12,425	14,108
Asset management operations(note (iv))	1,752	1,466	1,574
Total	117,213	113,334	116,352

(i) UK insurance operations

		PAC-with-profits sub-fund			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	PRIL	Other annuity and long-term business

								30 Jun 2011	30 Jun 2010	31 Dec 2010
								Total	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P – AAA	868	4,032	1,669	5,701	1,097	3,513	463	11,642	18,937	18,833
S&P – AA+ to AA-	350	2,128	1,323	3,451	543	2,430	266	7,040	6,371	6,885
S&P – A+ to A-	1,184	7,511	3,676	11,187	1,561	6,677	828	21,437	20,695	21,508
S&P – BBB+ to BBB-	959	7,024	1,145	8,169	688	2,515	444	12,775	12,799	12,848
S&P – Other	352	2,364	106	2,470	64	165	29	3,080	2,724	3,403
	3,713	23,059	7,919	30,978	3,953	15,300	2,030	55,974	61,526	63,477
Moody’s – Aaa	323	1,945	1,835	3,780	1,433	1,818	544	7,898	597	765
Moody’s – Aa1 to Aa3	26	180	91	271	115	237	38	687	283	360
Moody’s – A1 to A3	27	282	221	503	30	184	28	772	577	632
Moody’s – Baa1 to Baa3	56	355	282	637	54	213	41	1,001	861	949
Moody’s – Other	25	243	32	275	16	77	11	404	314	233
	457	3,005	2,461	5,466	1,648	2,529	662	10,762	2,632	2,939
Fitch	20	141	119	260	19	157	19	475	656	630
Other	465	3,026	2,295	5,321	93	1,635	93	7,607	7,258	7,258
Total debt securities	4,655	29,231	12,794	42,025	5,713	19,621	2,804	74,818	72,072	74,304

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £7,607 million total debt securities held at 30 June 2011 (30 June 2010: £7,258 million; 31 December 2010: £7,258 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:
	30 Jun 2011 £m	30 Jun 2010 £m	31 Dec 2010 £m
Internal ratings or unrated:
AAA to A-	2,276	2,289	2,210
BBB to B-	3,791	3,529	3,861
Below B- or unrated	1,540	1,440	1,187
Total	7,607	7,258	7,258

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,728 million PRIL and other annuity and long-term business investments which are not externally rated, £7 million were internally rated AAA, £130 million AA, £504 million A, £854 million BBB, £83 million BB and £150 million were internally rated B+ and below or unrated.

During the period Standard and Poor’s withdrew its ratings of debt securities issued by a number of Sovereigns. Where these are no longer available Moody’s ratings have been used. This primarily impacts the UK and Asia insurance operations.

(ii)       US insurance operations
US insurance operations held total debt securities with a carrying value of £25,286 million at 30 June 2011 (30 June 2010: £27,371 million; 31 December 2010: £26,366 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

	30 Jun 2011	30 Jun 2010	31 Dec 2010
Summary	£m	£m	£m

Corporate and government security and commercial loans:
Government	1,758	2,648	2,440
Publicly traded and SEC Rule 144A securities	14,872	14,444	14,747
Non-SEC Rule 144A securities	3,058	3,359	3,044
Total	19,688	20,451	20,231
Residential mortgage-backed securities	2,536	3,343	2,784
Commercial mortgage-backed securities	2,274	2,494	2,375
Other debt securities	788	1,083	976
Total debt securities	25,286	27,371	26,366

The following table summarises the securities detailed above by rating as at 30 June 2011 using Standard and Poor’s (S&P), Moody’s, Fitch and implicit ratings of MBS based on NAIC valuations:
				30 Jun 2011	30 Jun 2010	31 Dec 2010
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
S&P – AAA	3,252	5,600	4,187
S&P – AA+ to AA-	835	1,164	801
S&P – A+ to A-	5,490	6,118	5,156
S&P – BBB+ to BBB-	7,872	8,469	8,202
S&P – Other	939	833	866
	18,388	22,184	19,212
Moody’s – Aaa	110	8	34
Moody’s – Aa1 to Aa3	14	34	32
Moody’s – A1 to A3	34	247	36
Moody’s – Baa1 to Baa3	73	89	73
Moody’s – Other	60	66	135
	291	444	310
Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	2,914	810	3,083
NAIC 2	209	161	181
NAIC 3-6	222	319	232
	3,345	1,290	3,496
Fitch	97	262	176
Other *	3,165	3,191	3,172
Total debt securities	25,286	27,371	26,366

In the table above, with the exception of some residential mortgage-backed securities and commercial mortgage-backed securities for 2010, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

During 2009 and 2010, the NAIC in the US revised the regulatory rating process for mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

*The amounts within Other which are not rated by S&P, Moody's or Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
NAIC 1	1,217	1,240	1,193
NAIC 2	1,861	1,787	1,849
NAIC 3-6	87	164	130
	3,165	3,191	3,172

(iii) Asia insurance operations

	With-profits business	Unit-linked business	Other business	30 Jun 2011 Total	30 Jun 2010 Total	31 Dec 2010 Total
	£m	£m	£m	£m	£m	£m
S&P – AAA	2,176	48	146	2,370	2,517	2,934
S&P – AA+ to AA-	440	107	1,434	1,981	2,679	2,138
S&P – A+ to A-	1,368	877	825	3,070	1,807	2,843
S&P – BBB+ to BBB-	799	63	204	1,066	952	913
S&P – Other	589	609	589	1,787	1,360	1,773
	5,372	1,704	3,198	10,274	9,315	10,601
Moody’s – Aaa	752	239	353	1,344	216	65
Moody’s – Aa1 to Aa3	46	68	15	129	115	115
Moody’s – A1 to A3	59	13	74	146	243	130
Moody’s – Baa1 to Baa3	32	6	14	52	103	95
Moody’s – Other	29	6	29	64	33	49
	918	332	485	1,735	710	454
Fitch	103	3	40	146	237	49
Other	1,080	971	1,151	3,202	2,163	3,004
Total debt securities	7,473	3,010	4,874	15,357	12,425	14,108

The following table analyses debt securities of 'Other business' which are not externally rated:
				30 Jun 2011 Total	30 Jun 2010 Total	31 Dec 2010 Total
				£m	£m	£m
Government bonds				387	183	350
Corporate bonds rated as investment grade by local external ratings agencies				626	334	666
Structured deposits issued by banks which are rated, but specific deposits are not				113	4	5
Other				25	198	22
				1,151	719	1,043

(iv)	Asset Management Operations
Of the total debt securities at 30 June 2011 of £1,752 million, £1,739 million was held by M&G.
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
M&G
AAA to A- by Standard and Poor's or Aaa rated by Moody's	1,573	1,353	1,468
Other	166	97	92
Total M&G	1,739	1,450	1,560

(v)	Group exposure to holdings in asset-backed securities
The Group’s exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 30 June 2011 is as follows:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations (note (a))	993	1,102	1,181
US insurance operations (note (b))	5,598	6,921	6,135
Asian insurance operations (note (c))	110	76	113
Other operations (note (d))	659	360	437
	7,360	8,459	7,866
With-profits operations:
UK insurance operations (note (a))	5,602	4,682	5,237
Asian insurance operations (note (c))	263	429	435
	5,865	5,111	5,672
Total	13,225	13,570	13,538

(a) UK insurance operations
The UK insurance operations’ exposure to asset-backed securities at 30 June 2011 comprises:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Shareholder-backed business (30 June 2011: 46% AAA, 24% AA)(i)	993	1,102	1,181
With-profits operations (30 June 2011: 58% AAA, 11% AA)(ii)	5,602	4,682	5,237
Total	6,595	5,784	6,418

(i)All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.
(ii)Exposure of the with-profits operations relates to exposure to:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
UK market	4,360	3,046	3,685
US market	1,242	1,636	1,552
	5,602	4,682	5,237

(b) US insurance operations
US insurance operations’ exposure to asset-backed securities at 30 June 2011 comprises:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
RMBS Sub-prime (30 June 2011:39% AAA, 11% AA)**	218	226	224
Alt-A (30 June 2011: 15% AAA, 4% AA)	390	425	415
Prime including agency (30 June 2011:75% AAA, 1% AA)	1,928	2,692	2,145
CMBS (30 June 2011: 38% AAA, 13% AA)**	2,274	2,494	2,375
CDO funds (30 June 2011: 7% AAA, 3% AA)*, including Nil exposure to sub-prime	107	160	162
Other ABS (30 June 2011: 24% AAA, 17% AA), including £31m exposure to sub-prime	681	924	814
Total	5,598	6,921	6,135
* Including the Group's economic interest in Piedmont and other consolidated CDO funds.
** MBS ratings refer to the ratings implicit within NAIC risk-based capital valuation (see note C (a)).

(c) Asian insurance operations
The Asian insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations.
The £263 million (30 June 2010: £429 million; 31 December 2010: £435 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
CMBS	88	113	251
CDO funds and ABS	175	316	184
Total	263	429	435

The £263 million includes £176 million (30 June 2010: £310 million; 31 December 2010: £341 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £7 million (30 June 2010: £16 million; 31 December 2010: £7 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £263 million, 52 per cent (30 June 2010: 49 per cent; 31 December 2010: 43 per cent) are investment graded by Standard and Poor’s.

(d) Other operations
Other operations’ exposure to asset-backed securities at 30 June 2011 is held by Prudential Capital and comprises:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
RMBS Prime (30 June 2011: 90% AAA, 10% AA)	340	143	197
CMBS (30 June 2011: 24% AAA, 19% AA)	185	184	184
CDO funds and ABS - all without sub-prime exposure (30 June 2011: 68% AAA)	134	33	56
Total	659	360	437

V	Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)	Valuation basis
Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’ debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2011, 0.1 per cent of Jackson’s debt securities were classified as level 3 (30 June 2010: 0.3 per cent; 31 December 2010: 0.3 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

(ii)	Accounting presentation of gains and losses
With the exception of debt securities of US insurance operations classified as ‘available-for-sale’ under IAS 39, unrealised value movements on the Group’s investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this report, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

However, for debt securities classified as ‘available-for-sale’, unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report. This classification is applied for most of the debt securities of the Group’s US insurance operations.

(iii)	Half year 2011 movements in unrealised gains and losses

In half year 2011 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,210 million to a net unrealised gain of £1,419 million. This increase primarily reflects the decrease in US Treasury rates. The gross unrealised gain in the statement of financial position increased from £1,580 million at 31 December 2010 to £1,685 million at 30 June 2011, while the gross unrealised loss decreased from £370 million at 31 December 2010 to £266 million at 30 June 2011.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

	30 Jun 2011	Changes in Unrealised appreciation**	Foreign exchange translation	31 Dec 2010
		Reflected as part of movement in comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	3,512			4,372
Unrealised loss((iv)(a), (b))	(266)	94	10	(370)
Fair value (as included in statement of financial position)	3,246			4,002
Assets fair valued at or above book value
Book value*	20,348			20,743
Unrealised gain	1,685	143	(38)	1,580
Fair value (as included in statement of financial position)	22,033			22,323
Total
Book value*	23,860			25,115
Net unrealised gain/(loss)	1,419	237	(28)	1,210
Fair value (as included in statement of financial position)***	25,279			26,325
Reflected as part of movement in comprehensive income
Movement in unrealised appreciation	237			1,221
Exchange movements	(28)			(15)
	209			1,206

*Book value represents cost/amortised cost of the debt securities.
**Translated at the average rate of $1.6055: £1.
*** Debt securities for US operations included in the statement of financial position at 30 June 2011 and as referred to in note U, comprise:

	30 Jun 2011	31 Dec 2010
	£m	£m
Available-for-sale	25,279	26,325
Consolidated investment funds classified as fair value through profit and loss	7	41
	25,286	26,366

Included within the movement in gross unrealised losses for the debt securities of Jackson of £94 million as shown above was a net decrease in value of £2 million relating to sub-prime and Alt-A securities for which the carrying values are shown in the “Fair value of securities as a percentage of book value” table below.

(iv)	Debt securities classified as available-for-sale in an unrealised loss position

The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2011.

(a)	Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2011		31 Dec 2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	2,794	(66)	3,390	(102)
Between 80% and 90%	186	(32)	273	(44)
Below 80% (note(d))	266	(168)	339	(224)
Total	3,246	(266)	4,002	(370)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 Jun 2011		31 Dec 2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	114	(4)	98	(6)
Between 80% and 90%	76	(13)	55	(9)
Below 80% (note(d))	44	(23)	56	(25)
Total	234	(40)	209	(40)

(b) Unrealised losses by maturity of security
	30 Jun 2011	31 Dec 2010
	£m	£m
Less than 1 year	-	-
1 year to 5 years	(4)	(6)
5 years to 10 years	(32)	(47)
More than 10 years	(32)	(49)
Mortgage-backed and other debt securities	(198)	(268)
Total	(266)	(370)

(c) Age analysis of unrealised losses for the years indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2011			31 Dec 2010
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(6)	(11)	(17)	(3)	(67)	(70)
6 months to 1 year	(2)	(30)	(32)	(2)	-	(2)
1 year to 2 years	(4)	-	(4)	(13)	(20)	(33)
2 years to 3 years	(7)	(50)	(57)	(27)	(55)	(82)
More than 3 years	(49)	(107)	(156)	(58)	(125)	(183)
Total	(68)	(198)	(266)	(103)	(267)	(370)

At 30 June 2011, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £40 million (31 December 2010: £40 million), as shown above in note (a). Of these losses £4 million (31 December 2010: £1 million) relate to securities that have been in an unrealised loss position for less than one year and £36 million (31 December 2010: £39 million) to securities that have been in an unrealised loss position for more than one year.

(d)       Securities whose fair value were below 80 per cent of the book value
As shown in the table (a) above, £168 million of the £266 million of gross unrealised losses at 30 June 2011 (31 December 2010: £224 million of the £370 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £168 million (31 December 2010: £224 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2011		31 Dec 2010
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Residential mortgage-backed securities
Prime (including agency)	45	(17)	88	(39)
Alt - A	6	(2)	15	(4)
Sub-prime	38	(21)	41	(20)
	89	(40)	144	(63)
Commercial mortgage-backed securities.	9	(26)	8	(29)
Other asset-backed securities	118	(79)	123	(105)
Total structured securities	216	(145)	275	(197)
Corporates	50	(23)	64	(27)
Total	266	(168)	339	(224)

The following table shows the age analysis as at 30 June 2011, of the securities whose fair value were below 80 per cent of the book value:

	30 Jun 2011
	Fair value	Unrealised loss
Age analysis	£m	£m
Less than 3 months	22	(7)
3 months to 6 months	9	(2)
More than 6 months	235	(159)
	266	(168)

W	Net core structural borrowings of shareholder-financed operations

	30 Jun 2011	30 Jun 2010	30 Dec 2010
	£m	£m	£m
Core structural borrowings of shareholder-financed operations:(note (i))
Perpetual subordinated capital securities (Innovative Tier 1) (note (ii))	1,764	1,533	1,463
Subordinated notes (Lower Tier 2)( note (ii))	1,280	1,234	1,255
Subordinated debt total	3,044	2,767	2,718
Senior debt( note (iii))
2023	300	300	300
2029	249	249	249
Holding company total	3,593	3,316	3,267
PruCap bank loan(note (iv))	250	-	250
Jackson surplus notes (Lower Tier 2)( note (ii))	155	166	159
Total (per condensed consolidated statement of financial position)	3,998	3,482	3,676
Less: Holding company cash and short-term investments			(1,232)
(recorded within the condensed consolidated statement of financial position)( note (v))	(1,476)	(1,023)
Net core structural borrowings of shareholder-financed operations	2,522	2,459	2,444

Notes
(i)
The maturity profile, currencies and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note H13 of the Group’s consolidated financial statements for the year ended 31 December 2010. Other than the changes described in notes (ii) and (iv) below, there are no changes affecting these core structural borrowings in the half year 2011.

(ii)
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and are intended to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

The Group has designated US$2.85 billion (30 June 2010 and 31 December 2010: US$2.3 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(iii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iv)
The £250 million PruCap bank loan was made in December 2010 in two tranches: £135 million maturing in June 2014, currently drawn at a cost of twelve month £LIBOR plus 1.2 per cent and £115 million maturing in August 2012, currently drawn at a cost of six month £LIBOR plus 0.99 per cent. Prior to 20 June 2011, the £115 million tranche was drawn at a cost of six month £LIBOR plus 1.41 per cent.

(v)	Including central finance subsidiaries.

X	Other borrowings

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Operational borrowings attributable to shareholder-financed operations(note (i))
Borrowings in respect of short-term fixed income securities programmes	2,633	2,564	2,560
Non-recourse borrowings of US operations	34	171	90
Other borrowings (note (ii))	245	499	354
Total	2,912	3,234	3,004
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,212	1,047	1,287
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100	100
Other borrowings (predominantly obligations under finance leases)	128	166	135
Total	1,440	1,313	1,522

Note
(i)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2011 which mature in October 2011. These Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)
Other borrowings include amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

Further, the Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value exposures interest rate movements of these borrowings.

Y	Defined benefit pension schemes

The Group liability in respect of defined benefit pension schemes is as follows:
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(74)	(120)	(106)
Attributable to shareholder-backed operations (i.e. shareholders’ equity)	(65)	(140)	(114)
Economic deficit	(139)	(260)	(220)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(222)	(198)	(227)
Deficit under IAS 19 included in Provisions in the statement of financial position	(361)	(458)	(447)

The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit pension scheme in Taiwan.

The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The investments in Prudential policies comprise £121 million (30 June 2010: £94 million; 31 December 2010: £118 million) for PSPS and £222 million (30 June 2010: £198 million; 31 December 2010: £227 million) for the M&G pension scheme.

Separately, the economic financial position also includes the effect of the application of IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. Under IFRIC 14, for PSPS, where the Group does not have unconditional right of refund to any surplus in the scheme due to constraints in the trust deed to prevent the company access, the surplus is not recognised. Additionally, the Group has to recognise a liability for committed deficit funding obligation to PSPS.

Accordingly, at 30 June 2011, the Group has not recognised the underlying PSPS surplus of £858 million, gross of deferred tax (30 June 2010: £309 million; 31 December 2010: £485 million) and has recognised a liability for deficit funding to 30 June 2012 for PSPS of £35 million gross of deferred tax (30 June 2010: £62 million; 31 December 2010: £47 million).

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008. This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme’s statutory funding objective. No formal deficit plan was required. However, in recognition of the fall in value of the Scheme’s investments between 5 April 2008 and the completion of the actuarial valuation, an additional funding akin to deficit funding was agreed by the Trustees. This is subject to a reassessment when the next valuation is completed. The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and deficit funding, are £50 million per annum. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. Since the valuation date, there has been deterioration in the funding level.  During 2010, the Group agreed to pay additional funding of £5.8 million per annum from October 2010 until the conclusion of the next formal valuation, or until the funding level reaches 90 per cent, whichever is the earlier. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2011 of £99 million (30 June 2010: £154 million; 31 December 2010: £146 million) has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders’ fund.

The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G pension scheme on an economic basis at 30 June 2011 was £5 million (30 June 2010: £44 million; 31 December 2010: £27 million) and is wholly attributable to shareholders.

The next triennial valuations for the PSPS and Scottish Amicable as at 5 April 2011 and 31 March 2011 respectively are currently in progress. The next triennial valuation for the M&G pension scheme is as at 31 December 2011.

(i)       Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June 2011 were as follows:

	30 Jun 2011%	30 Jun 2010%	31 Dec 2010%

Discount rate*	5.6	5.4	5.45
Rate of increase in salaries	5.7	5.4	5.55
Rate of inflation***
Retail Price Index (RPI)	3.7	3.4	3.55
Consumer Price Index (CPI)	2.7	n/a	n/a
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.7	3.4	3.55
Guaranteed (maximum 2.5%)**	2.5	2.5	2.5
Discretionary**	2.5	2.5	2.5
Expected returns on plan assets	5.1	5.9	5.9

*	The discount rate has been determined by reference to an ‘AA’ corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.
**
The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.7 per cent for 30 June 2011 (30 June 2010: 3.4 per cent; 31 December 2010: 3.55 per cent).

***
The rate of inflation for the period ended 30 June 2011 reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes. For prior periods it reflects the long term assumption for the UK RPI. See explanation below.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for half year 2011 and full year 2010 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (‘CMI’). The specific allowance for half year 2010 was broadly based on adjusted versions of the medium cohort projections prepared by the CMI.

The tables used for PSPS immediate annuities in payment at 30 June 2011 were:

Male: 108.6 per cent PNMA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 103.4 per cent PNFA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

In July 2010, the UK Government announced plans to use the CPI in place of the RPI in its determination of the statutory minimum pension increases for private sector occupational pension schemes. In December 2010, the Government published the statutory revaluation order for 2011 which confirms the change to use CPI.  Further, in December 2010, the Government consulted on the impact of the switch from RPI to CPI on the private sector occupational pension schemes. In its response following the consultation published in June 2011, the Government confirmed that it would not introduce legislation to override scheme rules which provide for pension increases/revaluation on a basis that is higher than the statutory minimum.

For the Group’s UK defined benefit schemes, the pensions in deferment and/or pensions in payment for certain tranches of these schemes are subject to statutory increases in accordance with the schemes rules and are therefore affected by the Government’s decision to change the indexation from RPI to CPI. Other tranches, where RPI is specified in the scheme rules, are unaffected.

During 2011, the pension schemes communicated to their members the changes in basis from RPI to CPI in light of the Government announcement. The impact of this change in the six months ended 30 June 2011 was an accounting benefit of £42 million to the Group’s operating profit based on longer-term investment returns and profit attributable to shareholders before tax and £31 million to shareholders’ equity. There was no impact on the results for the year ended 31 December 2010.

(ii)       Estimated pension scheme deficit – economic basis

Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2011
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2011	Operating results (based on longer-term investment returns) (note a)	Actuarial and other gains and losses (note b)	Contributions paid	Surplus (deficit) in scheme at 30 Jun 2011 (note c)
	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	312	266	129	47	754
Less: amount attributable to PAC with-profits fund	(264)	(171)	(94)	(21)	(550)
Shareholders' share:
Gross of tax surplus (deficit)	48	95	35	26	204
Related tax	(13)	(24)	(9)	(8)	(54)
Net of shareholders' tax	35	71	26	18	150
Effect of IFRIC 14
Surplus (deficit)	(532)	(220)	(141)	-	(893)
Less: amount attributable to PAC with-profits fund	370	155	99	-	624
Shareholders' share:
Gross of tax surplus (deficit)	(162)	(65)	(42)	-	(269)
Related tax	44	16	11	-	71
Net of shareholders' tax	(118)	(49)	(31)	-	(198)
With the effect of IFRIC 14
Surplus (deficit)	(220)	46	(12)	47	(139)
Less: amount attributable to PAC with-profits fund	106	(16)	5	(21)	74
Shareholders' share:
Gross of tax surplus (deficit)	(114)	30	(7)	26	(65)
Related tax	31	(8)	2	(8)	17
Net of shareholders' tax	(83)	22	(5)	18	(48)

Notes
(a)	The components of the credit (charge) to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	Half year 2011	Half year 2010	Full year 2010
	£m	£m	£m
Current service cost	(19)	(18)	(38)
Negative past service cost - RPI to CPI inflation measure change (note (i))	282	-	-
Finance (expense) income:
Interest on pension scheme liabilities	(153)	(147)	(294)
Expected return on assets	156	162	325
Total charge without the effect IFRIC 14	266	(3)	(7)
Effect of IFRIC 14 for pension schemes	(220)	(20)	(38)
Total charge after the effect of IFRIC 14 (note (ii))	46	(23)	(45)

Notes
(i)	RPI/CPI inflation measure change
The £282 million credit shown above comprises £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus is not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes (as shown in the table below) is allocated as £24 million to PAC with-profits fund and £42 million to shareholders referred to in note C.

(ii)
The net credit (charge) to operating profit (gross of the share attributable to the PAC with-profits fund) of £46 million (half year 2010: (£23 million); full year 2010: (£45 million)) is made up the following:

	Half year 2011	Half year 2010	Full year 2010
	£m	£m	£m
Underlying IAS 19 charge for other pension schemes	(9)	(9)	(18)
Cash costs for PSPS	(10)	(12)	(23)
Unwind of discount on opening provision for deficit funding for PSPS	(1)	(2)	(4)
Negative past service cost - RPI to CPI inflation measure change (note (i) to table above)	66	-	-
	46	(23)	(45)

Consistent with the derecognition of the Company’s interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b)	The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	Half year 2011	Half year 2010	Full year 2010
	£m	£m	£m
Actual less expected return on assets	65	39	306
Gains (losses) on changes of assumptions for plan liabilities	69	(302)	(411)
Experience losses on liabilities	(5)	(2)	(4)
Total charge without the effect of IFRIC 14	129	(265)	(109)
Effect of IFRIC 14 for pension schemes	(141)	234	94
Actuarial and other gains and losses after the effect of IFRIC 14	(12)	(31)	(15)

The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders’ share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The half year 2011 actuarial gains of £129 million (gross of allocation of share to the PAC with-profits funds and before the application of IFRIC 14) primarily reflects the effect of the excess of market returns over long-term assumptions combined with the effect of changes in economic assumptions.

Consistent with the derecognition of the Company’s interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in half year 2011 in relation to this provision was £(4) million (half year and full year 2010: £nil) and is recognised as other gains and losses within the £(12) million of actuarial and other gains and losses shown above.

(c)
On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at 30 June were:

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Equities	513	839	825
Bonds	4,491	3,935	4,203
Properties	345	279	228
Cash-like investments	805	587	748
Total value of assets	6,154	5,640	6,004
Present value of benefit obligations	(5,400)	(5,526)	(5,692)
	754	114	312
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(858)	(309)	(485)
Adjust for obligation deficit funding*	(35)	(65)	(47)
Pre-tax deficit	(139)	(260)	(220)

*	The £35 million adjustment at 30 June 2011 related to PSPS (30 June 2010: £62 million for PSPS and £3 million for M&G pension scheme; 31 December 2010: £47 million for PSPS only).

(iii)       Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £5,400 million (30 June 2010: £5,526 million; 31 December 2010: £5,692 million) comprise £4,612 million (30 June 2010: £4,745 million; 31 December 2010: £4,866 million) for PSPS and £788 million (30 June 2010: £781 million; 31 December 2010: £826 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2011, 30 June 2010 and 31 December 2010 to changes in discount rate, inflation rates and mortality rates.

30 June 2011
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.6% to 5.4%	Increase in scheme liabilities by:
		PSPS	3.5%
		Other schemes	5.0%
Discount rate	Increase by 0.2% from 5.6% to 5.8%	Decrease in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.6%
Rate of inflation	RPI: Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 2.7% to 2.5%	PSPS	1.1%
	with consequent reduction in salary increases	Other schemes	4.7%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

30 June 2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.4% to 5.2%	Increase in scheme liabilities by:
		PSPS	3.5%
		Other schemes	5.1%
Discount rate	Increase by 0.2% from 5.4% to 5.6%	Decrease in scheme liabilities by:
		PSPS	3.4%
		Other schemes	4.8%
Rate of inflation	RPI: Decrease by 0.2% from 3.4% to 3.2%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	1.0%
	increases	Other schemes	4.9%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.2%
		Other schemes	2.3%

31 December 2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.45% to 5.25%	Increase in scheme liabilities by:
		PSPS	3.6%
		Other schemes	5.2%
Discount rate	Increase by 0.2% from 5.45% to 5.65%	Decrease in scheme liabilities by:
		PSPS	3.5%
		Other schemes	4.8%
Rate of inflation	RPI: Decrease by 0.2% from 3.55% to 3.35%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	1.0%
	increases	Other schemes	4.9%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group’s operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

For PSPS, the underlying surplus of the scheme of £858 million (30 June 2010: £309 million; 31 December 2010: £485 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group’s results and financial position. Based on the underlying financial position of PSPS as at 30 June 2011, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group’s half year 2011 results and financial position.

In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group’s results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders’ equity.

The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 30 June 2011 were £540 million (30 June 2010: £542 million; 31 December 2010: £572 million), for the changes in the variables shown in the table above would have had an impact on the Group’s shareholder results and financial position.

Z	Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	Insurance operations
	UK	US	Asia	Total
	£m	£m	£m	£m
At 1 January 2011	135,717	60,523	28,740	224,980
Premiums	3,871	6,805	2,395	13,071
Surrenders	(2,301)	(2,153)	(1,119)	(5,573)
Maturities/Deaths	(3,571)	(436)	(341)	(4,348)
Net flows	(2,001)	4,216	935	3,150
Shareholders transfers post tax	(113)	-	(14)	(127)
Investment-related items and other movements	3,632	1,429	634	5,695
Foreign exchange translation differences	120	(1,461)	(53)	(1,394)
At 30 June 2011	137,355	64,707	30,242	232,304
Comprising:
- Policyholder liabilities	126,544	64,707	30,181	221,432
- Unallocated surplus of with-profits funds	10,811	-	61	10,872

At 1 January 2010	126,195	48,311	21,911	196,417
Premiums	3,359	5,656	2,068	11,083
Surrenders	(2,060)	(1,767)	(1,046)	(4,873)
Maturities/Deaths	(3,546)	(418)	(215)	(4,179)
Net cash flows	(2,247)	3,471	807	2,031
Shareholders transfers post tax	(111)	-	(12)	(123)
Assumption changes (shareholder-backed business)	(64)	-	19	(45)
Investment-related items and other movements	4,934	(424)	(72)	4,438
Foreign exchange translation differences	(513)	3,895	1,911	5,293
Acquisition of UOB Life Assurance Limited	-	-	968	968
At 30 June 2010	128,194	55,253	25,532	208,979
Comprising:
- Policyholder liabilities	118,180	55,253	25,480	198,913
- Unallocated surplus of with-profits funds	10,014	-	52	10,066
Average policyholder liability balances*
Half year 2011	126,037	62,615	29,428	218,080
Half year 2010	117,205	51,782	24,153	193,140
* Adjusted for acquisition and disposals in the period and excluding unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Premiums, surrenders and maturities / deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid / received (for example, premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released).

At 30 June 2010, £188 million of surrenders and £9 million of maturities relating to Indian unit-linked business, which had previously been netted off investment related items and other movements, have now been presented against the appropriate classifications. This change has no impact on the previously reported full year 2010 equivalent analysis.

UK insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2011	91,773	21,671	22,273	135,717
Premiums	1,693	1,261	917	3,871
Surrenders	(1,216)	(1,085)	-	(2,301)
Maturities/Deaths	(2,473)	(322)	(776)	(3,571)
Net flows (note (a))	(1,996)	(146)	141	(2,001)
Shareholders transfers post tax	(113)	-	-	(113)
Switches	(113)	113	-	-
Investment-related items and other movements (note (b))	2,527	666	439	3,632
Foreign exchange translation differences	120	-	-	120
At 30 June 2011	92,198	22,304	22,853	137,355
Comprising:
- Policyholder liabilities	81,387	22,304	22,853	126,544
- Unallocated surplus of with-profits funds	10,811	-	-	10,811

At 1 January 2010	87,495	19,035	19,665	126,195
Premiums	1,624	933	802	3,359
Surrenders	(1,428)	(619)	(13)	(2,060)
Maturities/Deaths	(2,491)	(354)	(701)	(3,546)
Net flows (note (a))	(2,295)	(40)	88	(2,247)
Shareholders transfers post tax	(111)	-	-	(111)
Switches	(133)	133	-	-
Assumption changes (shareholder-backed business) (note (c))	-	-	(64)	(64)
Investment-related items and other movements (note (b))	3,171	358	1,405	4,934
Foreign exchange translation differences	(483)	(30)	-	(513)
At 30 June 2010	87,644	19,456	21,094	128,194
Comprising:
- Policyholder liabilities	77,630	19,456	21,094	118,180
- Unallocated surplus of with-profits funds	10,014	-	-	10,014
Average policyholder liability balances*
Half year 2011	81,487	21,987	22,563	126,037
Half year 2010	77,580	19,245	20,380	117,205
*Excluding the unallocated surplus of the with-profits funds and as adjusted for corporate transactions in the period.

Notes
(a)	Net outflows decreased from £2,247 million in half year 2010 to £2,001 million in 2011, principally as a result of lower surrenders within the with-profits fund in the period.
(b)
Investment-related items and other movements of £3,632 million across fund types reflected the continued strong performance of UK equity markets in 2011, as well as investment gains on bonds and property.

(c)	Assumption changes in 2010 principally represent the net impact of changes to the mortality assumptions and expense assumptions.

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2011	31,203	29,320	60,523
Premiums	5,015	1,790	6,805
Surrenders	(974)	(1,179)	(2,153)
Maturities/Deaths	(148)	(288)	(436)
Net flows (note (b))	3,893	323	4,216
Transfers from general to separate account	541	(541)	-
Investment-related items and other movements (note (c))	1,103	326	1,429
Foreign exchange translation differences (note (a))	(735)	(726)	(1,461)
At 30 June 2011	36,005	28,702	64,707

At 1 January 2010	20,639	27,672	48,311
Premiums	3,524	2,132	5,656
Surrenders	(656)	(1,111)	(1,767)
Maturities/Deaths	(116)	(302)	(418)
Net flows (note (b))	2,752	719	3,471
Transfers from general to separate account	496	(496)	-
Investment-related items and other movements (note (c))	(1,273)	849	(424)
Foreign exchange translation differences (note (a))	1,677	2,218	3,895
At 30 June 2010	24,291	30,962	55,253
Average policyholder liability balances
Half year 2011	33,604	29,011	62,615
Half year 2010	22,465	29,317	51,782

Notes
(a)
Movements in the period have been translated at an average rate of 1.62 (30 June 2010: 1.53). The closing balance has been translated at closing rate of 1.61 (30 June 2010: 1.50). Differences upon retranslation are included in foreign exchange translation differences.

(b)	Net flows for the period were £4,216 million compared with £3,471 million for the six months ended 30 June 2010, driven largely by increased new business volumes for the variable annuity business.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £1,103 million for the first six months ended 2011 reflect the increase in the US equity market during the period as compared to a fall in equity markets in the first half of 2010. Fixed annuity, GIC and other business investment and other movements primarily reflects the interest credited to policyholder account in the period.

Asian insurance operations
	With-profits business	Unit-linked liabilities	Other	Total
	£m	£m	£m	£m
At 1 January 2011	11,024	12,724	4,992	28,740
Premiums
New business	90	553	305	948
In-force	506	578	363	1,447
	596	1,131	668	2,395
Surrenders(note (c))	(215)	(799)	(105)	(1,119)
Maturities/Deaths	(249)	(16)	(76)	(341)
Net flows(note b))	132	316	487	935
Shareholders transfers post tax	(14)	-	-	(14)
Investment-related items and other movements (note (d))	449	110	75	634
Foreign exchange translation differences (note (a))	(61)	72	(64)	(53)

At 30 June 2011	11,530	13,222	5,490	30,242
Comprising:
- Policyholder liabilities	11,469	13,222	5,490	30,181
- Unallocated surplus of with-profits funds	61	-	-	61

At 1 January 2010	8,861	9,717	3,333	21,911
Premiums
New business	57	492	206	755
In-force	423	595	295	1,313
	480	1,087	501	2,068
Surrenders(note (c) and (f))	(237)	(660)	(149)	(1,046)
Maturities/Deaths(note (f))	(148)	(24)	(43)	(215)
Net flows (note (b))	95	403	309	807
Shareholders transfers post tax	(12)	-	-	(12)
Change in other reserving basis	-	-	19	19
Investment-related items and other movements (note (d) and (f))	(47)	(123)	98	(72)
Foreign exchange translation differences (note (a))	761	855	295	1,911
Acquisition of UOB Life Assurance Limited (note (e))	504	3	461	968
At 30 June 2010	10,162	10,855	4,515	25,532
Comprising:
- Policyholder liabilities	10,110	10,855	4,515	25,480
- Unallocated surplus of with-profits funds	52	-	-	52
Average policyholder liability balances*
Half year 2011	11,214	12,973	5,241	29,428
Half year 2010	9,711	10,287	4,155	24,153
*Adjusted for transactions in the period and excluding the unallocated surplus of with-profits funds.

Notes
(a)
Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2011. The closing balance has been translated at the closing spot rates as at 30 June 2011. Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased by £128 million from £807 million in 2010 to £935 million in 2011 primarily reflecting increased flows from new business. Excluding India, net flows have increased by 24 per cent to £814 million in 2011 (2010: £658 million).

(c)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 5.1 per cent in the first half of 2011, compared with 6.2 per cent in the first half and 6.4 per cent in the second half of 2010 respectively. There have been improvements in both Malaysia and Indonesia where we had experienced increased withdrawals in 2010, as policyholders took the opportunity to capitalise on the increased value of their unit-linked policies as stock markets recovered.

(d)
Positive investment related items and other movements of £634 million in half year 2011 primarily reflects improvements in the Indonesia and Malaysia stock markets, together with positive movements within the with-profits funds including positive investment returns in Hong Kong and Singapore.

(e)	The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.
(f)
At 30 June 2010, £188 million of surrenders and £9 million of maturities relating to Indian unit-linked business which had previously been netted off investment related items and other movements, have now been presented against the appropriate classifications. This change has no impact on the previously reported full year 2010 equivalent analysis.

AA	Share capital, share premium and own shares

	Half year 2011
	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,122,869	-	15
At 30 June 2011	2,547,717,375	127	1,871

	Half year 2010
	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,438,918	-	13
Shares issued in lieu of cash dividends	4,538,026	-	26
Reserve movements in respect of shares issued in lieu of cash dividends	-	-	(26)
At 30 June 2010	2,539,204,415	127	1,856

	Full year 2010
	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,455,227	-	13
Shares issued in lieu of cash dividends	10,911,808	-	62
Reserve movements in respect of shares issued in lieu of cash dividends	-	-	(62)
At 31 December 2010	2,545,594,506	127	1,856

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.
Shares issued in lieu of cash dividends in 2010 were considered to take the legal form of bonus issue shares and were accounted for as such. The scrip dividend alternative has been replaced by the Dividend Reinvestment Plan (DRIP) from the 2010 final dividend.

At 30 June 2011, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range from to
	Number of shares to subscribe for			Exercisable by year
30 June 2011	12,027,702	288p	572p	2016
30 June 2010	11,327,786	266p	572p	2016
31 December 2010	12,802,482	288p	572p	2016

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc (‘own shares’) either in relation to its share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

The cost of own shares of £82 million as at 30 June 2011 (30 June 2010: £61 million; 31 December 2010: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2011, 5.2 million (30 June 2010: 4.5 million; 31 December 2010: 4.5 million) Prudential plc shares with a market value of £38 million (30 June 2010: £23 million; 31 December 2010: £30 million) were held in such trusts. Of this total, 5.1 million (30 June 2010: 4.1 million; 31 December 2010: 4.4 million) shares were held in trusts under employee incentive plans.

In half year 2011, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased*	Cost
	(in millions)	£m
Half year 2011	3.2	15.5
Half year 2010	4.1	18.9
Full year 2010	5.7	32.0

*The maximum number of shares held in half year 2011 was 5.2 million which was at the end of the period.

Of the total shares held in trust 0.1 million (30 June 2010: 0.3 million; 31 December 2010: 0.1 million) were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2011 was 9.2 million (30 June 2010: 9.7 million; 31 December 2010: 9.8 million) and the cost of acquiring these shares of £45 million (30 June 2010: £46 million; 31 December 2010: £47 million) is included in the cost of own shares. The market value of these shares as at 30 June 2011 was £66 million (30 June 2010: £49 million; 31 December 2010: £65 million).

During half year 2011 these funds made net disposals of 554,285 Prudential shares (30 June 2010: 955,718; 31 December 2010: 833,618) for a net decrease of £2 million to book cost (30 June 2010: £4 million; 31 December 2010: £3 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2011 or 2010.

AB	Contingencies and related obligations

The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2011.

AC	Associates and Joint ventures

The Group had two associates at 30 June 2011 (30 June 2010: two; 31 December 2010: three) that were accounted for under the equity method. The Group’s share of the profit and loss of these associates during the period was a loss of £1 million (half year 2010: £nil; full year 2010: a loss of £6 million). This is reflected in the Group’s profit after tax attributable to equity holders during the period.

In addition, the Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group’s significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

Joint ventures contributed £ 20 million (30 June 2010: £40 million; 31 December 2010: £60 million) to profit after tax attributable to equity holders during the period.

In addition to the above the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investment in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits funds where the Group has significant influence.

AD	Acquisition of subsidiaries

The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, made two acquisitions during the period. These were acquisitions for a 100 per cent interest of Earth & Wind Energias Renovables S.L., a company which invests in solar panel parks, in March 2011 and a 100 per cent interest of Alticom Holdings B.V., a company investing in telecommunication towers, in June 2011.

As these transactions are within the with-profits fund, they have no impact on shareholders’ profit or equity for the period ended 30 June 2011. The impact on the Group’s consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2011, the revenue and profit of the Group from continuing operations for the period ended 30 June 2011 would not have been materially different.

A summary of the consideration, goodwill and net assets acquired relating to these two acquisitions is provided in the table below:

Total
£m
Cash consideration paid	55
Net assets acquired:
Property, plant and equipment	149
Other non-investment and non-cash assets	9
Cash and cash equivalents	14
Borrowings attributable to with-profits funds	(110)
Derivative liabilities	(2)
Other non-insurance liabilities	(8)
Fair value of net assets acquired	52
Total goodwill arising on acquisition attributable to the with-profits fund	3

The acquisition costs associated with this transaction were expensed as incurred and totalled less then £1 million.
Goodwill represents management’s expectation of future income streams and is not allowable for tax.

AE	Related party transactions

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2010.

There were no transactions with related parties during the six months ended 30 June 2011 which have had a material effect on the results or financial position of the Group.

AF	Post balance sheet events

The 2011 interim dividend approved by the Board of Directors after 30 June 2011 is as described in Note N.

Details of the reduction in the UK corporation tax rate to 25 per cent which became substantively enacted after the balance sheet date on 5 July 2011 and the subsequent proposed phased rate changes to 23 per cent are as described in Note L.

Statement of directors’ responsibilities

The directors are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

-	the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union;
-       the Half Year Financial Report includes a fair review of information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2011, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2011 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2010.

The current directors of Prudential plc are as listed in the Group’s 2010 Annual Report.

Combined IFRS basis results and EEV basis results report

Independent review report to Prudential plc

Introduction

We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2011 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

We have also been engaged by the Company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2011 which comprises the Operating Profit Based on Longer-Term Investment Returns, the Summary Consolidated Income Statement, the Movement in Shareholders’ Equity, the Summary Statement of Financial Position and the related explanatory notes and Total Insurance and Investment Products New Business information.

We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules (‘the DTR’) of the United Kingdom’s Financial Services Authority (‘the UK FSA’) and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FSA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum (‘the EEV Principles’) and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union (‘EU’). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility

Our responsibility is to express to the Company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews, as set out in our engagement letter with you dated 29 July 2011.

Scope of review

We conducted our reviews in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information.

G Bainbridge
for and on behalf of KPMG Audit Plc
Chartered Accountants
15 Canada Square
Canary Wharf
London
E14 5GL
4 August 2011

Additional Financial Information*

1	Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i)
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the longer-term investment return on assets in excess of those covering shareholder-backed policyholder liabilities, which has been separately disclosed as expected return on shareholder assets.

(ii)	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

(iii)	With-profits business represents the shareholders' transfer from the with-profits fund in the period.

(iv)	Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

(v)	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

(vi)
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (e.g. investment expenses are netted off investment income as part of spread income or fee income as appropriate).

(vii)	DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

*The additional financial information is not covered by the KPMG independent review opinion.

Analysis of pre-tax IFRS operating profit by source
	Half year 2011
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	46	380	122		548
Fee income	67	327	29		423
With-profits	17	-	154		171
Insurance margin	225	113	7		345
Margin on revenues	560	-	105		665
Acquisition costs	(349)	(485)	(93)		(927)
Administration expenses	(242)	(195)	(60)		(497)
DAC adjustments	(11)	192	(1)		180
Expected return on shareholder assets	11	36	69		116
Long-term business operating profit	324	368	332	-	1,024
Asset management operating profit	43	17	199	-	259
GI commission	-	-	21	-	21
RPI to CPI inflation measure change on defined benefit schemes	-	-	-	42	42
Other income and expenditure*	-	-	-	(288)	(288)
Total operating profit based on longer-term investment returns	367	385	552	(246)	1,058

	Half year 2010(i)
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	39	344	83	-	466
Fee income	52	240	29	-	321
With-profits	17	-	154	-	171
Insurance margin	202	118	(4)	-	316
Margin on revenues	474	-	145	-	619
Expenses					-
Acquisition costs	(318)	(408)	(97)	-	(823)
Administration expenses	(225)	(167)	(61)	-	(453)
DAC adjustments	15	142	(2)	-	155
Expected return on shareholder assets	3	58	60	-	121
Long-term business operating profit	259	327	307	-	893
Asset management operating profit	36	15	143	-	194
GI commission	-	-	23	-	23
Other income and expenditure*	-	-	-	(265)	(265)
Total operating profit based on longer-term investment returns	295	342	473	(265)	845

	Full year 2010
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	70	692	251	-	1,013
Fee income	122	506	60	-	688
With-profits	32	-	310	-	342
Insurance margin	392	188	12	-	592
Margin on revenues	1,018	-	223	-	1,241
Expenses
Acquisition costs	(656)	(851)	(167)	-	(1,674)
Administration expenses	(467)	(344)	(113)	-	(924)
DAC adjustments	2	517	(1)	-	518
Expected return on shareholder assets	19	125	98	-	242
Long-term business operating profit	532	833	673	-	2,038
Asset management operating profit	72	22	284	-	378
GI commission	-	-	46	-	46
Other income and expenditure*	-	-	-	(521)	(521)
Total operating profit based on longer-term investment returns	604	855	1,003	(521)	1,941
*Including restructuring and Solvency II implementation costs.

(i)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect.

Margin analysis of long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. The margin is on an annualised basis in which half year profits are annualised by multiplying by two. Details of the Group’s average policyholder liability balances are given in note Z.

				Total
	Half year 2011			Half year 2010			Full year 2010
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	548	56,815	193	466	53,852	173	1,013	53,858	188
Fee income	423	68,564	123	321	51,997	123	688	57,496	120
With-profits	171	92,701	37	171	87,291	39	342	89,693	38
Insurance margin	345			316			592
Margin on revenues	665			619			1,241
Expenses
Acquisition costs*	(927)	1,824	(51%)	(823)	1,662	(50%)	(1,674)	3,492	(48%)
Administration expenses	(497)	125,379	(79)	(453)	105,849	(86)	(924)	111,354	(83)
DAC adjustments	180			155			518
Expected return on shareholder assets	116			121			242
Operating profit	1,024			893			2,038

				Asia
	Half year 2011			Half year 2010			Full year 2010
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	46	5,241	176	39	4,155	188	70	4,393	159
Fee income	67	12,973	103	52	10,287	101	122	11,222	109
With-profits	17	11,214	30	17	9,711	35	32	10,135	32
Insurance margin	225			202			392
Margin on revenues	560			474			1,018
Expenses
Acquisition costs*	(349)	743	(47%)	(318)	720	(44%)	(656)	1,508	(44%)
Administration expenses	(242)	18,214	(266)	(225)	14,442	(312)	(467)	15,615	(299)
DAC adjustments	(11)			15			2
Expected return on shareholder assets	11			3			19
Operating profit	324			259			532
* The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales together with Japan (half year 2011 Japanese sales: £nil million; half year and full year 2010: £7 million). Acquisition costs include only those relating to shareholders.

Analysis of Asian operating profit drivers

•
Spread income has increased from £39 million in 2010 to £46 million in 2011. There has been a small fall in margin from 188 bps in 2010 to 176 bps in 2011 principally due to lower investment returns in China in 2011.

•
Fee income has increased in absolute terms by 29 per cent to £67 million broadly in line with increased unit linked liabilities following improved equity markets and positive net flows into unit linked business.

•
Insurance margin has increased by £23 million from £202 million in 2010 to £225 million in 2011. This reflects the continued growth in the in-force book, which has a relatively high proportion of risk-based products.

•
Margin on revenues has increased by £86 million to £560 million reflecting the on-going growth in the size of the portfolio. During the period the new business mix has moved towards those countries that levy higher premium charges (e.g. Indonesia and Malaysia).

•
Acquisition costs – Acquisition costs have increased by 10 per cent, ahead of the 3 per cent increase in sales. This trend is distorted by the changes in country mix, particularly by the reduction of sales in India. Excluding India, acquisition costs were 15 per cent higher, compared to APE sales growth of 17 per cent.

The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become half year 2011: 60 per cent, half year 2010: 53 per cent and full year 2010: 53 per cent. (Excluding India, half year 2011: 62 per cent, half year 2010: 60 per cent and full year 2010: 58 per cent)

•
Administration expenses have increased from £225 million in 2010 to £242 million in 2011. The administration expense ratio has improved from 312 bps in 2010 to 266 bps in 2011 as we continue to see the benefits of operational leverage.

•	Expected return on shareholder assets has increased to £11 million primarily due to higher shareholder assets and lower investment expenses in the period.

				US
	Half year 2011			Half year 2010			Full year 2010
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	380	29,011	262	344	29,317	235	692	28,496	243
Fee income	327	33,604	195	240	22,465	214	506	25,921	195
With-profits	-			-	-	-	-
Insurance margin	113			118			188
Margin on revenues	-			-			-
Expenses
Acquisition costs*	(485)	672	(72%)	(408)	560	(73%)	(851)	1,164	(73%)
Administration expenses	(195)	62,615	(62)	(167)	51,782	(65)	(344)	54,417	(63)
DAC adjustments	192			142			517
Expected return on shareholder assets	36			58			125
Operating profit	368			327			833
* The ratios for acquisition costs is calculated as a percentage of APE.

Analysis of US operating profit drivers:

•
Spread income benefited by £53 million in 2011 from the effect of transactions entered into during 2010 to more closely match the overall asset and liability duration (2010: £44 million). The increase in spread margin from 235 bps in 2010 to 262 bps in 2011 is due primarily to decreased crediting rates on fixed annuities.

•
Fee income margins are based on the average of the opening and closing separate account balances, while earned fees are mainly calculated daily based on the separate account balance. The first half of 2010 experienced a large fall in equity markets at the end of that period. Using an average based on month end separate account balances in local currency, margins were 197 bps at half year 2011 (half year 2010: 201 bps; full year 2010: 200 bps). Separate account values increased in 2011 both as a result of the contribution from strong sales and positive equity market performance.

•
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry net income. Positive net flows into variable annuity business with life contingent and other guarantees have helped lead to a small improvement in the margin in local currency. However, exchange rate movements resulted in a small decline in the margin from £118 million in 2010 to £113 million in 2011.

•
Acquisition costs have increased in absolute terms compared to half year 2010 due to the significant increase in sales volumes. However acquisition costs as a percentage of APE is modestly lower at 72 per cent in 2011.

•
Administration expenses increased to £195 million in half year 2011 compared to £167 million in the first half of 2010, primarily as a result of higher asset based commission paid on the larger 2011 separate account balance. These asset based commissions paid upon policy anniversary dates are treated as an administration expense in this analysis as opposed to a cost of acquisition. Notwithstanding the higher levels of asset based commission, the administration expense ratio has reduced from 65 bps to 62 bps reflecting the benefits of operational leverage.

				UK
	Half year 2011			Half year 2010			Full year 2010
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	122	22,563	108	83	20,380	81	251	20,969	120
Fee income	29	21,987	26	29	19,245	30	60	20,353	29
With-profits	154	81,487	38	154	77,580	40	310	79,558	39
Insurance margin	7			(4)			12
Margin on revenues	105			145			223
Expenses
Acquisition costs*	(93)	409	(23%)	(97)	382	(25%)	(167)	820	(20%)
Administration expenses	(60)	44,550	(27)	(61)	39,625	(31)	(113)	41,322	(27)
DAC adjustments	(1)			(2)			(1)
Expected return on shareholder assets	69			60			98
Operating profit	332			307			673
* The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.

•
Spread income has increased by £39 million to £122 million in 2011 reflecting in a higher margin of 108 bps, up from 81 bps last year. The 27 bps improvement to margin is due to the bulk annuity deal written in the first half of 2011 together with the benefit to yields of transactions undertaken in the period to improve the quality of the annuity investment portfolio.

•
Margin on revenues represents premium charges for expenses and other sundry operating income amounts of the UK business. Lower amounts were recorded in the first half of 2011 (£105 million) as compared to the first half of 2010 (£145 million) mainly as a result of expense assumption changes on annuity business in 2010 not being repeated in the first half of 2011.

•
Insurance margin has improved by £11 million from negative £4 million in 2010 to positive £7 million in 2011, primarily reflecting improved profitability in PruHealth, following the acquisition of Standard Life Healthcare, and higher sales in PruProtect together with the benefit of lower new business strain on those sales.

•
Acquisition costs as a percentage of new business sales has fallen from 25 per cent in 2010 to 23 per cent in 2011. This is principally due to the impact of the bulk annuity deal written in the period which contributed £28 million APE with a relatively modest level of acquisition costs.

The ratio above considers the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder–backed new business sales were 44 per cent in half year 2011 (51 per cent in half year 2010; 36 per cent in full year 2010), the improvement over half year 2010 principally due to the bulk annuity deal as set out above.

•
Administration expenses have remained broadly consistent with the prior year at £60 million (2010: £61 million), whilst average policyholder liabilities for shareholder-backed business in 2011 have increased by 12 per cent from the first half of 2010. Correspondingly, the margin, expressed as shareholder administration costs compared to the policyholder liabilities of shareholder-backed business, has fallen from 31 bps in the first half of 2010 to 27 bps in same period in 2011. This is primarily the result of cost savings initiatives initiated by the UK in line with the business’s stated objectives.

2	Asian operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asian operations are analysed as follows:

	Half year 2011	Half year 2010	Full year 2010
	£m	£m	£m
Underlying operating profit
China	-	6	5
Hong Kong	31	27	51
India	22	15	24
Indonesia	95	70	157
Japan	-	(2)	(6)
Korea	9	6	12
Malaysia	57	45	97
Philippines	1	1	2
Singapore	72	56	129
Taiwan	(8)	-	(4)
Thailand	2	(1)	2
Vietnam	19	21	43
Other	1	(1)	5
Non-recurrent items(note (ii))	25	19	19
Total insurance operations (note (i))	326	262	536
Development expenses	(2)	(3)	(4)
Total long-term business operating profit	324	259	532
Asset management	43	36	72
Total Asian operations	367	295	604

Notes
(i)	Analysis of operating profit between new and in-force business
    The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	Half year 2011	Half year 2010	Full year 2010
	£m	£m	£m
New business strain (excluding Japan)	(31)	(42)	(56)
Japan	-	(1)	(1)
New business strain (including Japan)	(31)	(43)	(57)
Business in force	357	305	593
Total	326	262	536

The IFRS new business strain corresponds to approximately four per cent of new business APE premiums for half year 2011 (half year 2010: approximately six per cent; full year 2010: approximately four per cent).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)	Non-recurrent items of £25 million in half year 2011 (2010: £19 million), represents a small number of items that are not anticipated to re-occur in subsequent periods.

3	Analysis of asset management operating profit based on longer-term investment returns

	Half year 2011
	M&G (i)	Asia (i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	351	98	55	125	629
Performance-related fees	15	3	-	-	18
Operating income*	366	101	55	125	647
Operating expense	(194)	(58)	(28)	(108)	(388)
Operating profit based on longer-term investment returns	172	43	27	17	259
Average funds under management (FUM)**	£200.5 bn	£52.2 bn

Margin based on operating income**	37 bps	39 bps
Cost / income ratio***	55%	59%

	Half year 2010
	M&G (i)	Asia (i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	299	91	43	114	547
Performance-related fees	3	1	-	-	4
Operating income*	302	92	43	114	551
Operating expense	(180)	(56)	(22)	(99)	(357)
Operating profit based on longer-term investment returns	122	36	21	15	194
Average funds under management (FUM)**	£176.0 bn	£44.2 bn

Margin based on operating income**	34 bps	41 bps
Cost / income ratio***	60%	62%

	Full year 2010
	M&G (i)	Asia (i)	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income before performance-related fees	615	185	88	229	1,117
Performance-related fees	17	6	-	-	23
Operating income*	632	191	88	229	1,140
Operating expense	(386)	(119)	(50)	(207)	(762)
Operating profit based on longer-term investment return	246	72	38	22	378
Average funds under management (FUM)**	£186.5 bn	£47.2 bn

Margin based on operating income**	34 bps	40 bps
Cost / income ratio***	63%	64%

(i) M&G and Asia asset management businesses can be further analysed as follows:

			M&G							Asia
Operating income*							Operating income*
	Retail	Margin of FUM **‡	Institu- tional +	Margin of FUM **	Total	Margin of FUM **		Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2011	209	95	157	20	366	37	30 Jun 2011	61	61	40	25	101	39
30 Jun 2010	165	102	137	19	302	34	30 Jun 2010	59	64	33	25	92	41
31 Dec 2010	345	93	287	19	632	34	31 Dec 2010	120	62	71	26	191	40

*	Operating income is net of commissions and includes performance related fees.
**
Margin represents annualised operating income as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

***	Cost/income ratio is calculated as cost as a percentage of income excluding performance related fees.
+	Institutional includes internal funds.
‡
As noted above, the margins on operating income are based on the average of the opening and closing FUM balances.  For M&G, if a monthly average FUM had been used in calculating the retail returns for half year 2011 and half year 2010, the retail margins would have been 96 bps for half year 2011 and 98 bps for half year 2010.

4	IFRS shareholders' funds summary by business unit and net asset value per share

(i)	Shareholders’ fund summary
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Asian operations
Insurance operations
Net assets of operation	2,030	1,757	1,913
Acquired goodwill	239	235	236
Total	2,269	1,992	2,149
Asset management
Net assets of operation	212	180	197
Acquired goodwill	61	61	61
Total	273	241	258
Total	2,542	2,233	2,407
US operations
Jackson (net of surplus note borrowings)	3,764	3,905	3,815
Broker-dealer and asset management operations:
Net assets of operation	108	111	106
Acquired goodwill	16	16	16
Total	124	127	122
Total	3,888	4,032	3,937
UK operations
Insurance operations:
Long-term business operations	2,294	1,920	2,115
Other	48	17	33
Total	2,342	1,937	2,148
M&G
Net assets of operation	310	190	254
Acquired goodwill	1,153	1,153	1,153
Total	1,463	1,343	1,407
Total	3,805	3,280	3,555
Other operations
Holding company net borrowings	(2,117)	(2,293)	(2,035)
Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	(8)	(13)	(10)
Other net assets (liabilities)	391	(78)	177
Total	(1,734)	(2,384)	(1,868)
Total of all operations	8,501	7,161	8,031

(ii)	Net asset value per share
	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£m	£m	£m
Closing equity shareholders' funds	8,501	7,161	8,031
Net asset value per share attributable to equity shareholders(note (i))	334 p	282 p	315 p

Note
(i)	Based on the closing issued share capital as at:
•	30 June 2011 of 2,548 million shares;
•	30 June 2010 of 2,539 million shares; and
•	31 December 2010 of 2,546 million shares.

5       Funds under management

(i)       Summary

	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£bn	£bn	£bn
Business area
Asian operations	32.2	27.8	30.9
US operations	67.2	58.7	63.6
UK operations	146.4	136.3	145.2
Internal funds under management	245.8	222.8	239.7
External funds (note (i))	103.7	86.5	100.4
Total funds under management	349.5	309.3	340.1

Note
(i)
External funds shown above for 30 June 2011 of £103.7 billion (30 June 2010: £86.5 billion; 31 December 2010: £100.4 billion) comprise £115.2 billion (30 June 2010: £96.0 billion; 31 December 2010: £111.4 billion) in respect of investment products, as published in the New Business schedules (see schedule 7) less £11.5 billion (30 June 2010: £9.5 billion; 31 December 2010: £11.0 billion) that are classified within internal funds.

(ii)	Internal funds under management – analysis by business area

	Asian operations			US operations			UK operations				Total
	30 Jun 2011	30 Jun 2010	31 Dec 2010	30 Jun 2011	30 Jun 2010	31 Dec 2010	30 Jun 2011	30 Jun 2010	31 Dec 2010	30 Jun 2011	30 Jun 2010	31 Dec 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment properties(note (i))	-	-	-	0.1	0.1	0.1	11.5	11.4	11.5	11.6	11.5	11.6
Equity securities	14.2	12.5	14.5	36.2	24.6	31.5	40.6	34.6	40.7	91.0	71.7	86.7
Debt securities	15.4	12.4	14.1	25.3	27.4	26.4	76.5	73.5	75.9	117.2	113.3	116.4
Loans	1.2	1.4	1.3	4.1	4.5	4.2	3.7	3.7	3.8	9.0	9.6	9.3
Other investments and deposits	1.4	1.5	1.0	1.5	2.1	1.4	14.1	13.1	13.3	17.0	16.7	15.7
Total	32.2	27.8	30.9	67.2	58.7	63.6	146.4	136.3	145.2	245.8	222.8	239.7

Note
(i)
As included in the investments section of the consolidated statement of financial position at 30 June 2011 except for £0.5 billion (30 June 2010: £0.2 billion; 31 December 2010: £0.4 billion) properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

6	Effect of foreign currency rate movements on results

(i)	Rates of exchange
The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders’ equity.

The following translation rates have been applied:

	Closing	Average	Closing	Average	Closing	Average
Local currency: £	30 Jun 2011	30 Jun 2011	30 Jun 2010	30 Jun 2010	31 Dec 2010	31 Dec 2010
Hong Kong	12.49	12.58	11.65	11.85	12.17	12.01
Indonesia	13,767.54	14,133.01	13,562.15	14,007.05	14,106.51	14,033.41
Malaysia	4.85	4.90	4.84	5.04	4.83	4.97
Singapore	1.97	2.03	2.09	2.13	2.01	2.11
India	71.77	72.74	69.49	69.83	70.01	70.66
Vietnam	33,048.21	33,110.56	28,545.59	28,806.01	30,526.26	29,587.63
USA	1.61	1.62	1.50	1.53	1.57	1.55

(ii) Effect of rate movements on results

	As published Half year 2011	Memorandum Half year 2010 (note (i) and (ii))	Memorandum Full year 2010 (note (i))
IFRS basis results	£m	£m	£m
Asian operations:
Long-term operations	326	259	532
Development expenses	(2)	(3)	(4)
Total Asian insurance operations after development costs	324	256	528
Asset management	43	36	73
Total Asia operations	367	292	601
US operations
Jackson(note (ii))	368	308	796
Broker-dealer, asset management and Curian operations	17	14	21
Total US operations	385	322	817
UK operations
Long-term business	332	307	673
General insurance commission	21	23	46
Total UK insurance operations	353	330	719
M&G	199	143	284
Total UK operations	552	473	1,003
Total segment profit	1,304	1,087	2,421
Other income and expenditure	(253)	(240)	(450)
RPI to CPI inflation measure change on defined benefit pension schemes	42	-	-
Solvency II implementation costs	(27)	(22)	(45)
Restructuring costs	(8)	(3)	(26)
Operating profit from continuing operations based on longer-term investment returns	1,058	822	1,900
Shareholders’ funds	8,501	7,034	8,003

	As published Half year 2011	Memorandum Half year 2010 (note (i))	Memorandum Full year 2010 (note (i))
EEV basis results	£m	£m	£m
Asian operations:
New business:
Excluding Japan	465	393	896
Japan	-	(1)	(1)
Total	465	392	895
Business in force	309	239	536
Long-term operations	774	631	1,431
Asset management	43	36	73
Development expenses	(2)	(3)	(4)
Total Asia operations	815	664	1,500
US operations
New business	458	341	728
Business in force	373	289	667
Jackson	831	630	1,395
Broker-dealer, asset management and Curian operations	17	14	21
Total US operations	848	644	1,416
UK operations
New business	146	135	365
Business in force	391	314	571
Long-term business	537	449	936
General insurance commission	21	23	46
Total insurance	558	472	982
M&G	199	143	284
Total UK operations	757	615	1,266

Other income and expenditure	(281)	(262)	(494)
RPI to CPI inflation measure change of defined benefit pension schemes	45	-	-
Solvency II implementation costs	(28)	(22)	(46)
Restructuring costs	(9)	(5)	(28)
Operating profit from continuing operations based on longer-term investment returns	2,147	1,634	3,614
Shareholders’ funds	18,993	16,329	18,115
Notes
(i)	The ‘as published’ operating profit for 2011 and ‘memorandum’ operating profit for 2010 have been calculated by applying average 2011 exchange rates (CER).
The ‘as published’ shareholders’ funds for 2011 and memorandum’ shareholders’ funds for 2010 have been calculated by applying closing period end 2011 exchange rates.
(ii)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. The half year 2010 operating profit has been amended accordingly.

7       New Business Schedules

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as insurance refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology and assumptions set out in our 2010 Annual Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Notes to Schedules 7(a) – 7(f)

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is 1.62.
(1b)	Insurance and investment new business for overseas operations for 2010 has been calculated using constant exchange rates. The applicable rate for Jackson is 1.62.
(2)	New business values are all presented pre-tax.
(3)
Annual Equivalents, calculated as regular new business contributions plus ten per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

Schedule 7(a) – Reported Exchange Rates
Prudential plc – NEW BUSINESS – Half year 2011
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP
	Half year 2011	Half year 2010	+/- (%)	Half year 2011	Half year 2010	+/- (%)	Half year 2011	Half year 2010	+/- (%)	Half year 2011	Half year 2010	+/-
	YTD	YTD		YTD	YTD		YTD	YTD		YTD	YTD	(%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia – ex India(1a) (7)	636	398	60%	632	554	14%	696	594	17%	3,690	2,987	24%
India(1a) (7) (5)	108	32	238%	36	116	(69%)	47	119	(61%)	249	329	(24%)
Asia	744	430	73%	668	670	(0%)	743	713	4%	3,939	3,316	19%
US(1a) (7)	6,615	5,493	20%	10	11	(9%)	672	560	20%	6,689	5,569	20%
UK	2,520	2,438	3%	157	138	14%	409	382	7%	3,264	3,081	6%
Group Total	9,879	8,361	18%	835	819	2%	1,824	1,655	10%	13,892	11,966	16%
Group Total - ex India	9,771	8,329	17%	799	703	14%	1,777	1,536	16%	13,643	11,637	17%

Asian Insurance Operations(1a) (7)
Hong Kong	76	31	145%	143	127	13%	151	130	16%	883	746	18%
Indonesia	85	39	118%	150	125	20%	158	129	22%	573	464	23%
Malaysia	42	20	110%	87	75	16%	91	77	18%	526	406	30%
Philippines	49	23	113%	9	8	13%	14	10	40%	73	42	74%
Singapore	173	147	18%	86	60	43%	103	75	37%	778	573	36%
Thailand	5	8	(38%)	10	12	(17%)	11	13	(15%)	42	45	(7%)
Vietnam	-	-	-	19	18	6%	19	18	6%	65	65	0%
SE Asia Operations inc. Hong Kong	430	268	60%	504	425	19%	547	452	21%	2,940	2,341	26%
China(8)	35	60	(42%)	31	21	48%	35	27	30%	173	161	7%
Korea	44	24	83%	51	43	19%	55	45	22%	292	226	29%
Taiwan	127	46	176%	46	65	(29%)	59	70	(16%)	285	259	10%
Total Asia Operations - ex India	636	398	60%	632	554	14%	696	594	17%	3,690	2,987	24%
India(1a) (7) (5)	108	32	238%	36	116	(69%)	47	119	(61%)	249	329	(24%)
Total Asia Operations	744	430	73%	668	670	(0%)	743	713	4%	3,939	3,316	19%

US Insurance Operations(1a) (7)
Fixed Annuities	229	416	(45%)	-	-	0%	23	42	(45%)	229	416	(45%)
Fixed Index Annuities	415	600	(31%)	-	-	0%	42	60	(30%)	415	600	(31%)
Life	6	5	20%	10	11	(9%)	11	11	0%	80	81	(1%)
Variable Annuities	5,892	4,472	32%	-	-	0%	589	447	32%	5,892	4,472	32%
Wholesale	73	-	-	-	-	0%	7	-	-	73	-	-
Total US Insurance Operations	6,615	5,493	20%	10	11	(9%)	672	560	20%	6,689	5,569	20%

UK & Europe Insurance Operations
Direct and Partnership Annuities	184	362	(49%)	-	-	0%	18	36	(50%)	184	362	(49%)
Intermediated Annuities	117	119	(2%)	-	-	0%	12	12	0%	117	119	(2%)
Internal Vesting Annuities	561	637	(12%)	-	-	0%	56	64	(13%)	561	637	(12%)
Total Individual Annuities	862	1,118	(23%)	-	-	0%	86	112	(23%)	862	1,118	(23%)
Corporate Pensions	121	159	(24%)	135	106	27%	147	122	20%	750	613	22%
On-shore Bonds	835	688	21%	-	-	0%	84	69	22%	836	689	21%
Other Products	421	462	(9%)	22	32	(31%)	64	78	(18%)	535	650	(18%)
Wholesale	281	11	2,455%	-	-	0%	28	1	2,700%	281	11	2,455%
Total UK & Europe Insurance Ops	2,520	2,438	3%	157	138	14%	409	382	7%	3,264	3,081	6%
Group Total	9,879	8,361	18%	835	819	2%	1,824	1,655	10%	13,892	11,966	16%
Group Total - ex India	9,771	8,329	17%	799	703	14%	1,777	1,536	16%	13,643	11,637	17%

The Prudential's European operation is based in Ireland and sells products into Jersey, Guernsey, Isle of Man, Gibraltar, Cyprus, Malta, Belgium, Spain, France and UK.

Schedule 7(b) – Current Exchange Rates
Prudential plc – NEW BUSINESS –Half year 2011
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP
	Half year 2011	Half year 2010	+/- (%)	Half year 2011	Half year 2010	+/- (%)	Half year 2011	Half year 2010	+/- (%)	Half year 2011	Half year 2010	+/-
	YTD	YTD		YTD	YTD		YTD	YTD		YTD	YTD	(%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia – ex India(1b) (7)	636	404	57%	632	547	16%	696	587	19%	3,690	2,977	24%
India(1b) (7) (5)	108	31	248%	36	111	(68%)	47	114	(59%)	249	316	(21%)
Asia	744	435	71%	668	658	2%	743	701	6%	3,939	3,293	20%
US(1b) (7)	6,615	5,183	28%	10	10	0%	672	528	27%	6,689	5,255	27%
UK	2,520	2,438	3%	157	138	14%	409	382	7%	3,264	3,081	6%
Group Total	9,879	8,056	23%	835	806	4%	1,824	1,611	13%	13,892	11,629	19%
Group Total - ex India	9,771	8,025	22%	799	695	15%	1,777	1,497	19%	13,643	11,313	21%

Asian Insurance Operations(1b) (7)
Hong Kong	76	29	162%	143	119	20%	151	122	24%	883	703	26%
Indonesia	85	38	124%	150	123	22%	158	126	25%	573	460	25%
Malaysia	42	21	100%	87	77	13%	91	79	15%	526	418	26%
Philippines	49	23	113%	9	8	13%	14	10	40%	73	42	74%
Singapore	173	155	12%	86	63	37%	103	79	30%	778	601	29%
Thailand	5	8	(38%)	10	12	(17%)	11	13	(15%)	42	46	(9%)
Vietnam	-	-	0%	19	15	27%	19	15	27%	65	57	14%
SE Asia Operations inc. Hong Kong	430	274	57%	504	417	21%	547	444	23%	2,940	2,327	26%
China(8)	35	59	(41%)	31	21	48%	35	27	30%	173	159	9%
Korea	44	23	91%	51	42	21%	55	44	25%	292	223	31%
Taiwan	127	48	165%	46	67	(31%)	59	72	(18%)	285	268	6%
Total Asia Operations - ex India	636	404	57%	632	547	16%	696	587	19%	3,690	2,977	24%
India(1b) (7) (5)	108	31	248%	36	111	(68%)	47	114	(59%)	249	316	(21%)
Total Asia operations	744	435	71%	668	658	2%	743	701	6%	3,939	3,293	20%

US Insurance Operations(1b) (7)
Fixed Annuities	229	393	(42%)	-	-	0%	23	39	(41%)	229	393	(42%)
Fixed Index Annuities	415	566	(27%)	-	-	0%	42	57	(26%)	415	566	(27%)
Life	6	5	20%	10	10	0%	11	10	10%	80	77	4%
Variable Annuities	5,892	4,219	40%	-	-	0%	589	422	40%	5,892	4,219	40%
Wholesale	73	-	-	-	-	0%	7	-	-	73	-	-
Total US Insurance Operations	6,615	5,183	28%	10	10	0%	672	528	27%	6,689	5,255	27%

UK & Europe Insurance Operations
Direct and Partnership Annuities	184	362	(49%)	-	-	0%	18	36	(50%)	184	362	(49%)
Intermediated Annuities	117	119	(2%)	-	-	0%	12	12	0%	117	119	(2%)
Internal Vesting Annuities	561	637	(12%)	-	-	0%	56	64	(13%)	561	637	(12%)
Total Individual Annuities	862	1,118	(23%)	-	-	0%	86	112	(23%)	862	1,118	(23%)
Corporate Pensions	121	159	(24%)	135	106	27%	147	122	20%	750	613	22%
On-shore Bonds	835	688	21%	-	-	0%	84	69	22%	836	689	21%
Other Products	421	462	(9%)	22	32	(31%)	64	78	(18%)	535	650	(18%)
Wholesale	281	11	2,455%	-	-	0%	28	1	2,700%	281	11	2,455%
Total UK & Europe Insurance Ops	2,520	2,438	3%	157	138	14%	409	382	7%	3,264	3,081	6%
Group Total	9,879	8,056	23%	835	806	4%	1,824	1,611	13%	13,892	11,629	19%
Group Total – ex India	9,771	8,025	22%	799	695	15%	1,777	1,497	19%	13,643	11,313	21%

Schedule 7(c) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Half year 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia – ex India(1a)(7)	286	308	305	414	336	360
India(1a)(7) (5)	73	46	48	21	31	16
Asia	359	354	353	435	367	376
US(1a)(7)	255	305	290	314	322	350
UK	193	189	166	272	199	210
Group Total	807	848	809	1,021	888	936
Group Total - ex India	734	802	761	1,000	857	920

Asian Insurance Operations(1a)(7)
Hong Kong	68	62	65	92	77	74
Indonesia	61	68	59	95	74	84
Malaysia	36	41	52	75	44	47
Philippines	5	5	6	7	6	8
Singapore	33	42	43	57	47	56
Thailand	5	8	7	6	5	6
Vietnam	8	10	10	13	8	11
SE Asia Operations inc. Hong Kong	216	236	242	345	261	286
China(8)	14	13	15	16	18	17
Korea	22	24	23	27	28	27
Taiwan	34	35	25	26	29	30
Total Asian Insurance Operations - ex India	286	308	305	414	336	360
India(1a)(7) (5)	73	46	48	21	31	16
Total Asian Insurance Operations	359	354	353	435	367	376

US Insurance Operations(1a)(7)
Fixed Annuities	18	24	24	18	13	10
Fixed Index Annuities	30	30	24	25	20	22
Life	6	5	6	6	5	6
Variable Annuities	201	246	236	265	284	305
Wholesale	-	-	-	-		7
Total US Insurance Operations	255	305	290	314	322	350

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10	8
Intermediated Annuities	6	6	5	5	5	7
Internal Vesting annuities	33	31	29	31	27	29
Total Individual Annuities	59	53	48	45	42	44
Corporate Pensions	60	62	48	51	78	69
On-shore Bonds	33	36	41	56	43	41
Other Products	40	38	27	28	36	28
Wholesale	1	-	2	92	-	28
Total UK & Europe Insurance Operations	193	189	166	272	199	210
Group Total	807	848	809	1,021	888	936
Group Total – ex India	734	802	761	1,000	857	920

Schedule 7(d) - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Half year 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia – ex India(1b)(7)	289	298	309	410	336	360
India(1b) (7) (5)	72	42	49	20	31	16
Asia	361	340	358	430	367	376
US(1b) (7)	246	282	279	305	322	350
UK	193	189	166	272	199	210
Group Total	800	811	803	1,007	888	936
Group Total - ex India	728	769	754	987	857	920

Asian Insurance Operations(1b)(7)
Hong Kong	65	57	63	90	77	74
Indonesia	62	64	59	95	74	84
Malaysia	39	40	53	75	44	47
Philippines	5	5	6	8	6	8
Singapore	34	45	45	58	47	56
Thailand	5	8	7	6	5	6
Vietnam	7	8	10	12	8	11
SE Asia Operations inc. Hong Kong	217	227	243	344	261	286
China(8)	14	13	15	15	18	17
Korea	22	22	24	27	28	27
Taiwan	36	36	27	24	29	30
Total Asian Insurance Operations - ex India	289	298	309	410	336	360
India(1b) (7) (5)	72	42	49	20	31	16
Total Asian Insurance Operations	361	340	358	430	367	376

US Insurance Operations(1b) (7)
Fixed Annuities	18	21	23	18	13	10
Fixed Index Annuities	29	28	24	24	20	22
Life	5	5	6	5	5	6
Variable Annuities	194	228	226	258	284	305
Wholesale	-	-	-	-	-	7
Total US Insurance Operations	246	282	279	305	322	350

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10	8
Intermediated Annuities	6	6	5	5	5	7
Internal Vesting annuities	33	31	29	31	27	29
Total Individual Annuities	59	53	48	45	42	44
Corporate Pensions	60	62	48	51	78	69
On-shore Bonds	33	36	41	56	43	41
Other Products	40	38	27	28	36	28
Wholesale	1	-	2	92	-	28
Total UK & Europe Insurance Operations	193	189	166	272	199	210
Group Total	800	811	803	1,007	888	936
Group Total – ex India	728	769	754	987	857	920

Schedule 7(e) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Half year 2011
INVESTMENT OPERATIONS - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	89,780	96,746	96,015	104,451	111,374	112,807
Net Flows	1,203	3,173	1,802	2,712	1,633	1,660
- Gross Inflows	24,173	27,182	25,727	29,887	27,689	25,178
- Redemptions	(22,970)	(24,009)	(23,925)	(27,175)	(26,056)	(23,518)
Other Movements	5,763	(3,904)	6,634	4,211	(200)	749
Total Group Investment Operations	96,746	96,015	104,451	111,374	112,807	115,216

M&G

Retail
Opening FUM	31,059	34,069	33,724	38,232	42,506	44,018
Net Flows	1,454	1,922	1,742	2,298	1,310	1,486
- Gross Inflows	4,190	4,450	3,986	5,285	5,474	4,900
- Redemptions	(2,736)	(2,528)	(2,244)	(2,987)	(4,164)	(3,414)
Other Movements	1,556	(2,267)	2,766	1,976	202	99
Closing FUM	34,069	33,724	38,232	42,506	44,018	45,603

Institutional(4)
Opening FUM	39,247	42,155	41,946	44,694	46,820	47,364
Net Flows	435	863	(206)	597	367	(241)
- Gross Inflows	2,151	2,581	1,630	2,099	1,445	1,571
- Redemptions	(1,716)	(1,718)	(1,836)	(1,502)	(1,078)	(1,812)
Other Movements	2,473	(1,072)	2,954	1,529	177	624
Closing FUM	42,155	41,946	44,694	46,820	47,364	47,747
Total M&G Investment Operations	76,224	75,670	82,926	89,326	91,382	93,350

Asia

Equity/Bond/Other(9)
Opening FUM	13,122	14,923	14,497	15,825	16,358	14,943
Net Flows	166	1,031	446	103	64	(272)
- Gross Inflows	1,713	3,414	3,248	3,423	2,031	1,911
- Redemptions	(1,547)	(2,383)	(2,802)	(3,320)	(1,967)	(2,183)
Other Movements	1,635	(1,457)	882	430	(1,479)	(106)
Closing FUM(6)	14,923	14,497	15,825	16,358	14,943	14,565

Third Party Institutional Mandates
Opening FUM	1,450	1,549	1,604	1,680	1,807	1,909
Net Flows	5	125	(39)	-	150	46
- Gross Inflows	12	137	14	12	236	100
- Redemptions	(7)	(12)	(53)	(12)	(86)	(54)
Other Movements	94	(70)	115	127	(48)	31
Closing FUM(6)	1,549	1,604	1,680	1,807	1,909	1,986

MMF
Opening FUM	4,902	4,050	4,244	4,020	3,883	4,573
Net Flows	(857)	(768)	(141)	(286)	(258)	641
- Gross Inflows	16,107	16,600	16,849	19,068	18,503	16,696
- Redemptions	(16,964)	(17,368)	(16,990)	(19,354)	(18,761)	(16,055)
Other Movements	5	962	(83)	149	948	101
Closing FUM(6)	4,050	4,244	4,020	3,883	4,573	5,315

Total Asian Investment Operations	20,522	20,345	21,525	22,048	21,425	21,866

US
Curian Capital - FUM(6)	2,708	2,781	3,038	3,457	3,873	4,268

Schedule 7(f) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS – Half year 2011
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asian Insurance Operations - ex India	286	594	899	1,313	336	696
India	73	119	167	188	31	47
Total Asian Insurance Operations	359	713	1,066	1,501	367	743
Total US Insurance Operations	255	560	850	1,164	322	672
Total UK & Europe Insurance Operations	193	382	548	820	199	409
Group Total	807	1,655	2,464	3,485	888	1,824
Group Total - ex India	734	1,536	2,297	3,297	857	1,777

New business profit(2)
Total Asian Insurance Operations	183	396	621	902	213	465
Total US Insurance Operations	175	361	532	761	220	458
Total UK & Europe Insurance Operations	69	135	192	365	65	146
Group Total	427	892	1,345	2,028	498	1,069
New business margin (% of APE)
Total Asian Insurance Operations	51%	56%	58%	60%	58%	63%
Total US Insurance Operations	69%	64%	63%	65%	68%	68%
Total UK & Europe Insurance Operations	36%	35%	35%	45%	33%	36%
Group Total	53%	54%	55%	58%	56%	59%

PVNBP(3)
Total Asian Insurance Operations - ex India	1,389	2,987	4,613	6,911	1,761	3,690
India	192	329	458	582	174	249
Total Asian Insurance Operations	1,581	3,316	5,071	7,493	1,935	3,939
Total US Insurance Operations	2,538	5,569	8,457	11,572	3,206	6,689
Total UK & Europe Insurance Operations	1,557	3,081	4,463	6,842	1,551	3,264
Group Total	5,676	11,966	17,991	25,907	6,692	13,892
Group Total - ex India	5,484	11,637	17,533	25,325	6,518	13,643

New business profit(2)
Total Asian Insurance Operations	183	396	621	902	213	465
Total US Insurance Operations	175	361	532	761	220	458
Total UK & Europe Insurance Operations	69	135	192	365	65	146
Group Total	427	892	1,345	2,028	498	1,069

New business margin (% of PVNBP)
Total Asian Insurance Operations	11.6%	11.9%	12.2%	12.0%	11.0%	11.8%
Total US Insurance Operations	6.9%	6.5%	6.3%	6.6%	6.9%	6.8%
Total UK & Europe Insurance Operations	4.4%	4.4%	4.3%	5.3%	4.2%	4.5%
Group Total	7.5%	7.5%	7.5%	7.8%	7.4%	7.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 August 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat